UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K~~ ARLS


05073002


SEC MAIL PROCESSING
RECEIVED
NOV 2 8 2005
WASH, D.C.
185
SECTION

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
Commission file number: 0-21683

GRAPHON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3899021 (IRS Employer Identification No.)

5400 Soquel Avenue, Suite A2
Santa Cruz, California 95062
(Address of principal executive offices)

Registrant's telephone number: (800) 472-7466

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 Par Value
(Title of class)

dicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities :hange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

dicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not :ontained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III his Form 10-K or any amendment to this Form 10-K. [X]

dicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2)
:s [ ] No [X]

ıe aggregate market value of the common equity of registrant held by non-affiliates of the registrant as of June 30, 2004 was roximately $8,676,600.

ımber of shares of Common Stock outstanding as of March 30, 2005: 46,147,047 shares of Common Stock.

GRAPHON CORPORATION

FORM 10-K

Table of Contents

FORWARD LOOKING INFORMATION

This report includes, in addition to historical information, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this report or in any document incorporated by reference are forward-looking statements. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operation," as well as those discussed elsewhere in this report.

PART I

'EM 1. BUSINESS

:neral

e are a Delaware corporation, founded in May of 1996. We are developers of business connectivity software, including Unix, nux and Windows server-based software, with an immediate focus on web-enabling applications for use by independent software ndors (ISVs), application service providers (ASPs), corporate enterprises, governmental and educational institutions, and others.

:rver-based computing, sometimes referred to as thin-client computing, is a computing model where traditional desktop software plications are relocated to run entirely on a server, or host computer. This centralized deployment and management of plications reduces the complexity and total costs associated with enterprise computing. Our software architecture provides plication developers with the ability to relocate applications traditionally run on the desktop to a server, or host computer, where :y can be run over a variety of connections from remote locations to a variety of display devices. With our server-based software, plications can be web enabled, without any modification to the original application software required, allowing the applications be run from browsers or portals. Our server-based technology can web-enable a variety of Unix, Linux or Windows plications.

ı January 31, 2005, we acquired Network Engineering Software, Inc. ("NES"), which is engaged in the development and patenting of ɔprietary technologies relating to the submission, storage, retrieval and security of information remotely accessed by computers, ɔically through computer networks or the Internet. In a contemporaneous transaction, we raised net proceeds of approximately ,000,000 in a private placement (the "2005 private placement") of newly authorized Series A Preferred Stock and warrants to rchase newly authorized Series B Preferred Stock. These transactions are described in our Current Reports on Form 8-K, filed with : Securities and Exchange Commission (SEC) on February 4, 2005.

r headquarters are located at 3130 Winkle Avenue, California, 95065 and our phone number is 1-800-GRAPHON (1-800-472-56). Our Internet website is http://www.graphon.com. The information on our website is not part of this annual report. We o have offices in Concord, New Hampshire, Rolling Hills Estates, California and Berkshire, England, United Kingdom.

u may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., ishington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-C-0330. The SEC also maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, l other information that we file electronically with the SEC from time to time. We have made available free of charge through our bsite (follow the About Us link to the Investor tab to "SEC Filings") our annual report on Form 10-K, quarterly reports on Form 10-current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities :hange Act of 1934 as soon as reasonably practicable after such material was electronically filed with, or furnished to, the SEC.

lustry Background

History

he 1970s, software applications were executed on central mainframes and typically accessed by low-cost display terminals. ɔrmation technology departments were responsible for deploying, managing and supporting the applications to create a reliable rironment for users. In the 1980s, the PC became the desktop of choice: empowering the user with flexibility, a graphical user :rface, and a multitude of productive and inexpensive applications. In the 1990s, the desktop provided access to mainframe ɔlications and databases, which run on large, server computers. Throughout the computing evolution, the modern desktop has ome increasingly complex and costly to administer and maintain. This situation is further worsened as organizations become re decentralized with remote employees, and as their desire increases to become more closely connected with vendors and tomers through the Internet.

Lowering Total Cost of Ownership

software in general has grown dramatically in size and complexity in recent years. As a result, the cost of supporting and ntaining PC desktops has increased substantially. Industry analysts and enterprise users alike have begun to recognize that the l cost of PC ownership, taking into account the recurring cost of technical support, administration, security and end-user down :, has become high, both in absolute terms and relative to the initial hardware purchase price.

With increasing demands to control corporate computing costs, industry leaders are developing technology to address total cost of ownership issues. One approach, led by Sun Microsystems and IBM, utilizes Java-based network computers, which operate by downloading small Java programs to the desktop, which in turn are used for accessing server-based applications. Another approach is Microsoft's Windows Terminal Services™, introduced in June 1998. It permits server-based Windows applications to be accessed from Windows-based network computers. Both initiatives are examples of server-based computing. They simplify the desktop by moving the responsibility of running applications to a central server, with the promise of lowering total cost of ownership.

Enterprise Cross-Platform Computing

Today's enterprises contain a diverse collection of end user devices, each with its particular operating system, processing power and connection type. Consequently, it is becoming increasingly difficult to provide universal access to business-critical applications across the enterprise. As a result, organizations resort to emulation software, new hardware or costly application rewrites in order to provide universal application access.

A common cross-platform problem for the enterprise is the need to access Unix or Linux applications from a PC desktop. While Unix-based computers dominate the enterprise applications market, Microsoft Windows-based PCs dominate the enterprise desktop market. Since the early 1990s, enterprises have been striving to connect desktop PCs to Unix applications over all types of connections, including networks and standard phone lines. This effort, however, is complex and costly. The primary solution to date is known as PC X Server software. PC X Server software is a large software program that requires substantial memory and processing resources on the desktop. Typically, PC X Server software is difficult to install, configure and maintain. Enterprises are looking for effective Unix connectivity software for PCs and non-PC desktops that is easier and less expensive to administer and maintain.

Today businesses are exploring alternatives to the Windows desktop. The Linux desktop is a popular choice as it promises lower acquisition costs and avoids "single vendor lock-in." The Linux desktop or the Unix desktop, popular in many engineering organizations, both need to access the large number of applications written for the Microsoft operating environment, such as Office 2003. Our technology enables Windows applications to be published to any client device running our GO-Global client software, including: Linux, Unix, Windows and Macintosh desktops and devices.

Application Service Providers (ASPs)

With the ubiquitous nature of the Internet, new operational models and sales channels are emerging. Traditional high-end software packages that were once too expensive for many companies are now available for rent over the Internet. By servicing customers through a centralized operation, rather than installing and maintaining applications at each customer's site, ASPs play an important role in addressing an enterprise's computing requirements. Today, ASPs are faced with the difficult task of creating, or rewriting, applications to entertain the broader market.

Remote Computing

The cost and complexity of contemporary enterprise computing has been further complicated by the growth in remote access requirements. As business activities become physically distributed, computer users have looked to portable computers with remote access capabilities to stay connected in a highly dispersed work environment. One problem facing remote computing over the Internet, or direct telephone connections, is the slow speed of communication in contrast to the high speed of internal corporate networks. Today, applications requiring remote access must be tailored to the limited speed and lower reliability of remote connections, further complicating the already significant challenge of connecting desktop users to business-critical applications.

Our Approach

Our server-based software deploys, manages, supports and executes applications entirely on the server computer and publishes their user interface efficiently and instantaneously to desktop devices. The introduction of the Windows-based version of our Bridges software, during 2000, enabled us to enter the Windows application market. This allowed us to provide support for Windows applications to both enterprise customers and to leverage independent software vendors (ISVs) as a channel. During the fourth quarter of 2002 we introduced GO-Global for Windows, a significant upgrade to our product offerings in the Windows market. This new version has increased application compatibility, server scalability and improved application performance over our previous version.

r technology consists of three key components:

- The server component runs alongside the server-based application and is responsible for intercepting user-specific information for display at the desktop.

- The desktop component is responsible only for sending keystrokes and mouse motion to the server. It also presents the application interface to the desktop user. This keeps the desktop simple, or thin, as well as independent of application requirements for resources, processing power and operating systems.

- Our protocol enables efficient communication over fast networks or slow dial-up connections and allows applications to be accessed from remote locations with network-like performance and responsiveness.

believe that the major benefits of our technology are as follows:

- **Lowers Total Cost of Ownership.** Reducing information technology (IT) costs is a primary goal of our products. Today, installing enterprise applications is time-consuming, complex and expensive. It typically requires administrators to manually install and support diverse desktop configurations and interactions. Our server-based software simplifies application management by enabling deployment, administration and support from a central location. Installation and updates are made only on the server, thereby avoiding desktop software and operating system conflicts and minimizing at-the-desk support.

- **Supports Strong Information Security Practices.** The distributed nature of most organizations' computing environments makes information security difficult. Corporate assets in the form of data are often dispersed among desktop systems. Our server-based approach places the application and data on servers behind firewalls. This allows the corporation to centrally manage their applications and data.

- **Web Enables Existing Applications.** The Internet represents a fundamental change in distributed computing. Organizations now benefit from ubiquitous access to corporate resources by both local and remote users. However, to fully exploit this opportunity, organizations need to find a way to publish existing applications to Internet enabled devices. Our technology is specifically targeted at solving this problem. With GO-Global, an organization can publish an existing application to an Internet-enabled device without the need to rewrite the application. This reduces application development costs while preserving the rich user interface so difficult to replicate in a native Web application.

- **Connects Diverse Computing Platforms.** Today's computing infrastructures are a mix of computing devices, network connections and operating systems. Enterprise-wide application deployment is problematic due to this heterogeneity, often requiring costly and complex emulation software or application rewrites. For example, Windows PCs typically may not access a company's Unix applications without installing complex PC X Server software on each PC. Typical PC X Servers are large and require an information technology professional to properly install and configure each desktop. For Macintosh, the choices are even fewer, requiring the addition of yet another vendor product. For the newer technologies, such as tablet PCs or handheld devices, application access will be challenging.

  To rewrite an application for each different display device (be that a desktop PC or tablet PC) and their many diverse operating systems is often a difficult and time-consuming task. In addition to the development expense, issues of desktop performance, data compatibility and support costs often make this option prohibitive. Our products provide organizations the ability to access applications from virtually all devices, utilizing their existing computing infrastructure, without rewriting a single line of code or changing or reconfiguring hardware. This means that enterprises can maximize their investment in existing technology and allow users to work in their preferred environment.

- **Leverages Existing PCs and Deploys New Desktop Hardware.** Our software brings the benefits of server-based computing to users of existing PC hardware, while simultaneously enabling enterprises to begin to take advantage of and deploy many of the new, less complex network computers. This assists organizations in maximizing their current investment in hardware and software while, at the same time, facilitating a manageable and cost effective transition to newer devices.

- **Efficient Protocol.** Applications typically are designed for network-connected desktops, which can put tremendous strain on congested networks and may yield poor, sometimes unacceptable, performance over remote connections. For ASPs, bandwidth typically is the top recurring expense when web-enabling, or renting, access to applications over the Internet.

In the wireless market, bandwidth constraints limit application deployment. Our protocol sends only keystrokes, mouse clicks and display updates over the network, resulting in minimal impact on bandwidth for application deployment, thus lowering cost on a per user basis. Within the enterprise, our protocol can extend the reach of business-critical applications to many areas, including branch offices, telecommuters and remote users over the Internet, phone lines or wireless connections. This concept may be extended further to include vendors and customers for increased flexibility, time-to-market and customer satisfaction.

We also intend to exploit the revenue potential of our NES patent portfolio, summarized elsewhere herein, by:

- licensing such patents to companies that utilize the technology covered by such patents in their products or services;
- initiating litigation against those companies who we believe are infringing such patents and who are unwilling or who refu sign license agreements which provide for royalty payments to us; and
- determining the extent to which the technology covered by the NES patents has application to our current GO-Global prod line and to the development of new products.

Given our limited cash resources, we intend to prosecute any infringement litigation that we initiate, as well as defend attempts to declare one or more of our patents invalid, by engaging law firms on a contingency basis. If we are able to engage one or more law firms in this manner, as to which we can offer no assurance, this would reduce our net proceeds from successful litigation.

We anticipate that any cash flow that we are able to derive from our licensing activities, if not used for working capital in the ordin course of our business, will be deployed to develop additional patentable technology.

Products

We are dedicated to creating business connectivity technology that brings Windows, Unix, and Linux applications to the web without modification. Our customers include ISVs, Value-Added Resellers (VARs), Application Service Providers (ASPs) and small to medium-sized enterprises. By employing our technology, customers benefit from a very quick time to market, overall cost savings via centralized computing, a client neutral cross-platform solution, and high performance remote access.

Our product offerings include GO-Global for Windows and GO-Global for Unix.

GO-Global for Windows allows access to Windows applications from remote locations and a variety of connections, including the Internet and dial-up connections. GO-Global for Windows allows Windows applications to be run via a browser from Windows or non-Windows devices, over many types of data connections, regardless of the bandwidth or operating system. With GO-Global for Windows, web enabling is achieved without modifying the underlying Windows applications' code or requiring costly add-ons.

GO-Global for Unix web-enables Unix and Linux applications allowing them to be run via a browser from many different display devices, over various types of data connections, regardless of the bandwidth or operating systems being used. GO-Global for Unix web-enables individual Unix and Linux applications, or entire desktops. When using Go-Global for Unix, Unix and Linux web enabling is achieved without modifying the underlying applications' code or requiring costly add-ons.

Target Markets

The target market for our products comprises organizations that need to access Windows, Unix and/or Linux applications from a wide variety of devices, from remote locations, including over the Internet, dial-up lines, and wireless connections. This includes organizations, such as small to medium-sized companies, governmental and educational institutions, ISVs, VARs and ASPs. Our software is designed to allow these enterprises to tailor the configuration of the end user device for a particular purpose, rather than following a "one PC fits all," high total cost of ownership model. Our opportunity within the marketplace is more specifically broken down as follows:

- **ISVs**. By web-enabling their applications, software developers can strengthen the value of their product offerings, opening up additional revenue opportunities and securing greater satisfaction and loyalty from their customers. We believe that ISVs who effectively address the web computing needs of customers and the emerging ASP market will have a competitive advantage in the marketplace.

  By combining our products with desktop versions of their software applications, our ISV customers have been able to accelerate the time to market for web-enabled versions of their software applications without the risks and delays associated with rewriting applications or using third party solutions. Our technology quickly integrates with their existing software applications without sacrificing the full-featured look and feel of their original software application, thus providing ISVs with out-of-the-box web-enabled versions of their software applications with their own branding for licensed, volume distribution to their enterprise customers.

- **Enterprises Employing a Mix of Unix, Linux, Macintosh and Windows.** Most major enterprises employ a heterogeneous mix of computing environments. Small to medium-sized companies that utilize a mixed computing environment require cross-platform connectivity solutions, like GO-Global, that will allow users to access applications from different client devices. It has been estimated that PCs represent over 90% of enterprise desktops. We believe that our products are well positioned to exploit this opportunity and that our server-based software products will significantly reduce the cost and complexity of connecting PCs to various applications.

- **Enterprises With Remote Computer Users**. Remote computer users comprise one of the fastest growing market segments in the computing industry. Efficient remote access to applications has become an important part of many enterprises' computing strategies. Our protocol is designed to enable highly efficient low-bandwidth connections.

- **ASPs.** High-end software applications in the fields of human resources, enterprise resource planning, enterprise relationship management and others, historically have only been available to organizations able to make large investments in capital and personnel. The Internet has opened up global and mid-tier markets to vendors of this software who may now offer it to a broader market on a rental basis. Our products enable the vendors to provide Internet access to their applications with minimal additional investment in development implementation.

- **VARs.** The VAR channel presents an additional sales force for our products and services. In addition to creating broader awareness of GO-Global, the VAR channel also provides integration and support services for our current and potential customers. Our products allow software resellers to offer a cost effective competitive alternative for Server-Base Thin Client computing. In addition, reselling our GO-Global software creates new revenue streams for our VARs through professional services and maintenance renewals.

- **Extended Enterprise Software Market**. Extended enterprises allow access to their computing resources to customers, suppliers, distributors and other partners, thereby gaining flexibility in manufacturing and increasing speed-to-market and customer satisfaction. For example, extended enterprises may maintain decreased inventory via just-in-time, vendor-managed inventory and related techniques.

early adoption of extended enterprise solutions may be driven in part by enterprises' need to exchange information over a wide ·ty of computing platforms. We believe that our server-based software products, along with our low-impact protocol, are well tioned to provide enabling solutions for extended enterprise computing.

tegic Relationships

›elieve it is important to maintain our current strategic alliances and to seek suitable new alliances in order to enhance holder value, improve our technology and/or enhance our ability to penetrate relevant target markets. We also are focusing rategic relationships that have immediate revenue generating potential, strengthen our position in the server-based software ·et, add complementary capabilities and/or raise awareness of our products and us.

ly 1999, we entered into a five-year, non-exclusive agreement with Alcatel Italia, the Italian Division of Alcatel, the ommunications, network systems and services company. Pursuant to this agreement, Alcatel has licensed our GoGlobal thin t PC X server software for inclusion with their Turn-key Solution software, an optical networking system. Alcatel's ›mers are using our server-based solution to access Alcatel's UNIX/X Network Management Systems applications from T-d PCs. Alcatel has deployed GoGlobal internally to provide their employees with high-speed network access to their own r-based software over dial-up connections, local area networks (LANs) and wide area networks (WANs). Although this ment expired in July 2004, our relationship with Alcatel continues as if the contract were still in effect. We anticipate ving this agreement during 2005.

bruary 2002 we signed a three-year, non-exclusive agreement with Agilent Technologies, an international provider of ıologies, solutions and services to the communications, electronics, life sciences and chemical analysis industries. Pursuant to greement, we licensed our Unix-based web-enabling products to Agilent for inclusion in their Agilent OSS Web Center, an operations support system that provides access to mission-critical applications remotely via a secure Internet browser. This agreement was renewed during February 2005 for an additional one-year term.

In June 2002, we amended our distribution agreement with KitASP, a Japanese application service provider, which was founded by companies within Japan's electronics and infrastructure industries, including NTT DATA, Mitsubishi Electric, Omron, RICS, Toyo Engineering and Hitachi, to extend its term through June 2006 and to afford KitASP, should it achieve certain performance criteria, an exclusive right, within Japan, to distribute our web-enabling technology, bundled with their ASP services, and to resell our software.

In March 2004, we entered into our fifth consecutive one-year, non-exclusive licensing agreement with FrontRange, an international software and services company. Pursuant to our original agreement, we licensed our Bridges for Windows server-based software for integration with FrontRange's HEAT help desk software system. FrontRange has private labeled and completely integrated Bridges for Windows into its HEAT help desk software as iHEAT. As part of our 2003 renewal of this agreement, we licensed our GO-Global for Windows server-based software to FrontRange for integration with both FrontRange's HEAT and its Client Relationship Management software package Goldmine. We anticipate restructuring our licensing agreement with FrontRange during 2005.

In September 2003, we amended our non-exclusive licensing agreement with Compuware, an international software and services company, to afford Compuware the right to include, for a three year period, our GO-Global for Windows server-based software with Compuware's UNIFACE software, a development and deployment environment for enterprise customer-facing applications. Compuware's customers are using our server-based solution to provide enterprise-level UNIFACE applications over the Internet. Compuware has private labeled and completely integrated GO-Global for Windows into its UNIFACE deployment architecture as UNIFACE Jti.

Sales, Marketing and Support

Our customers, to date, have included small to medium-sized enterprises, ISVs, VARs and large governmental organizations. Sales to Alcatel, KitASP and FrontRange represented approximately 20.9%, 14.9% and 14.1%, respectively, of our revenues in 2004. Sales to FrontRange and Alcatel represented approximately 27.4% and 18.4%, respectively, of our revenues in 2003. We consider KitASP, Alcatel and FrontRange to be our most significant customers.

Our sales and marketing efforts will be focused on increasing product awareness and demand among ISVs, ASPs, small to medium-sized enterprises, and VARs who have a vertical orientation or are focused on Unix, Linux or Windows environments. Current marketing activities include direct mail, targeted advertising campaigns, tradeshows, production of promotional materials, public relations and maintaining an Internet presence for marketing and sales purposes.

Research and Development

Our research and development efforts currently are focused on developing new products and further enhancing the functionality, performance and reliability of existing products. We invested $1,500,900, $1,797,200 and $3,129,800 in research and development in 2004, 2003 and 2002, respectively, including capitalized software development costs of $0, $282,200 and $298,500, respectively. We have made significant investments in our protocol and in the performance and development of our server-based software. We expect investments in research and development during 2005 to approximate 2004 levels.

Competition

The server-based software market in which we participate is highly competitive. We believe that we have significant advantages over our competitors, both in product performance and market positioning. This market ranges from remote access for a single PC user to server-based software for large numbers of users over many different types of device and network connections. Our competitors include manufacturers of conventional PC X server software. Competition is expected from these and other companies in the server-based software market. Competitive factors in our market space include; price, product quality, functionality, product differentiation and breadth.

We believe our principal competitors for our current products include Citrix Systems, Inc., Hummingbird Communications, Ltd., Tarantella, WRQ, Network Computing Devices and NetManage. Citrix is the established leading vendor of server-based computing software. Hummingbird is the established market leader in PC X Servers. WRQ, Network Computing Devices, and NetManage also offer traditional PC X Server software.

prietary Technology

rely primarily on trade secret protection, copyright law, confidentiality and proprietary information agreements to protect our prietary technology and registered trademarks. The loss of any material trade secret, trademark, trade name or copyright could e a material adverse effect on our results of operations and financial condition. There can be no assurance that our efforts to tect our proprietary technology rights will be successful.

pite our precautions, it may be possible for unauthorized third parties to copy portions of our products, or to obtain information regard as proprietary. We do not believe our products infringe on the rights of any third parties, but there can be no assurance third parties will not assert infringement claims against us in the future, or that any such assertion will not result in costly ation or require us to obtain a license to proprietary technology rights of such parties.

November 1999, we acquired a U.S. patent for the remote display of Microsoft Windows applications on Unix and Linux ktops with X Windows. As a result, we believe that we have acquired patent protection and licensing rights for the deployment ll Windows applications remoted, or displayed, over a network or any other type of connection to any X Windows systems. s patent, which covers our Bridges for Windows (formerly jBridge) technology, was originally developed by a team of ineers formerly with Exodus Technology and hired by us in May 1998.

n our acquisition of NES on January 31, 2005, we acquired the right to 11 patents, all of which were either owned by, or lusively licensed to NES. These are primarily method patents that describe software and network architectures to accomplish ain tasks. Generally, our patents describe:

- methods to collect, store and display information developed and accessed by users and stored on host computer servers
- methods to provide multiple virtual websites on one computer
- methods to protect computers and computer networks from unauthorized access
- methods to provide on-line information and directory service

patents, summarized below, have applicability to computer networks, virtual private networks and the Internet.

Patent Number	Date of Grant	Scope of Coverage
5,778,367	July 7, 1998	Automated, network-accessible, user-populated database, particularly for the World Wide Web.
6,324,538	November 27, 2001	" "
6,850,940 (1)	February 1, 2005 (1)	" "
5,870,550	February 9, 1999	Network-accessible server that hosts multiple websites
6,647,422	November 11, 2003	" "
5,826,014	October 20, 1998	Internet firewall application in which a "proxy agent" screens incoming request from network users and verifies the authority of the incoming request before permitting access to a network element.
6,061,798	May 9, 2000	
5,898,830	April 27, 1999	Firewall computers that act as intermediaries between pairs of other computers including control of access to a virtual private network.
6,052,788	April 18, 2000	" "

6,751,738	June 15, 2004	" "
6,804,783	October 12, 2004	" "
5,790,664	August 4, 1998	Technology for monitoring the license status of software application(s) installed on a client computer

(1) Patent granted on February 1, 2005, subsequent to the acquisition of NES, thereby increasing the number of issued patents from 11 to 12.

As of February 21, 2005, we have 43 applications for patents filed in the US Patent Office covering various aspects of methods relating to the submission, storage, retrieval and security of information stored on computers accessed remotely, typically through computer networks or the Internet. At that date, the applications had been pending for various periods ranging from 7 to 55 months. Of the 43 applications, 41 are continuations of previously issued patents and two are continuations in part. No applications for patents have been filed in any non-US jurisdiction.

Operations

Our current staff performs all purchasing, order processing and shipping of our products and accounting functions related to our operations. Production of software masters, development of documentation, packaging designs, quality control and testing are also performed by us. When required by a customer, CD-ROM and floppy disk duplication, printing of documentation and packaging are also accomplished through in-house means. We generally ship products electronically immediately upon receipt of order. As a result, we have relatively little backlog at any given time, and do not consider backlog a significant indicator of future performance. Additionally, since virtually all of our orders are currently being fulfilled electronically, we do not maintain any prepackaged inventory.

Employees

As of March 15, 2005, we had a total of 23 employees, including five in marketing, sales and support, 12 in research and development, four in administration and finance and two in our patent group. We believe our relationship with our employees is good. No employees are covered by a collective bargaining agreement.

ITEM 2. PROPERTIES

We currently occupy approximately 1,000 square feet of office space in Santa Cruz, California. The office space is rented pursuant to a one-year operating lease, which became effective August 1, 2004. Rent on the Santa Cruz facility is approximately $1,400 per month.

During October 2004 we renewed our lease for approximately 3,300 square feet of office space in Concord, New Hampshire, for a one-year term, which is cancelable upon 30-days written notice by either our landlord or us. Rent on the Concord facility is approximately $5,300 per month.

We have been occupying leased facilities in Rolling Hills Estates, California on a month-to-month basis since October 2002. Rent on this office is approximately $1,000 per month.

We also have been renting a small office in Berkshire, England, United Kingdom since December 2002. Our current lease runs through December 2005. Rent on this office, which can fluctuate depending on exchange rates, is approximately $400 per month.

We believe our current facilities will be adequate to accommodate our needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are currently not party to any legal proceedings that we believe will have a material negative impact on our operations.

:M 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

r 2004 Annual Meeting of Stockholders was held on December 30, 2004. At the meeting, two directors were reelected to serve a three-year term. The vote was as follows:

	For	Withheld
Robert Dilworth	14,847,998	319,777
August Klein	15,032,643	135,132

: following individuals continue in their capacity as directors: Gordon Watson and Michael Volker. Their current terms expire ing 2005 and 2006, respectively.

: shareholders also ratified the reappointment of BDO Seidman, LLP as our independent auditors for fiscal 2004. The vote was ollows:

For	Against	Abstain
15,075,513	59,902	32,360

sequently, in February 2005, the audit committee appointed Macias Gini & Company LLP as the Company's Independent istered Public Accounting firm.

PART II

:M 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND :UER PURCHASES OF EQUITY SECURITIES

: following table sets forth, for the periods indicated, the high and low reported sales price of our common stock. From May 28,)2 to March 26, 2003, our common stock was quoted on the Nasdaq SmallCap Market System. Since March 27, 2003 our imon stock has been quoted on the Over-the-Counter Bulletin Board. Our common stock is quoted under the symbol "GOJO."

	Fiscal 2004		Fiscal 2003	
Quarter	High	Low	High	Low
1st	$ 1.03	$ 0.20	$ 0.28	$ 0.13
2nd	$ 0.93	$ 0.41	$ 0.34	$ 0.13
3rd	$ 0.51	$ 0.25	$ 0.28	$ 0.18
4th	$ 0.56	$ 0.25	$ 0.28	$ 0.15

March 30, 2005, there were approximately 165 holders of record of our common stock. On April 11, 2005, the last reported :s price was $0.36.

ing the fourth quarter of 2004, we granted stock options to our two executive officers to purchase an aggregate of 680,000 shares of imon stock at an exercise price of $0.34 per share. The grant of such stock options to the executive officers was not registered under Securities Act of 1933 because the stock options either did not involve an offer or sale for purposes of Section 2(a)(3) of the urities Act, in reliance on the fact that the stock options were granted for no consideration, or were offered and sold in transactions involving a public offering, exempt from registration under the Securities Act pursuant to Section 4(2).

have never declared or paid dividends on our common stock. We do not anticipate paying any cash dividends for the :seeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. y future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the iings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of ectors.

rmation regarding our equity compensation plans, including stockholder approved plans and plans not approved by :kholders, is set forth in Item 12 of this Annual Report on Form 10-K.

:M 6. SELECTED FINANCIAL DATA

: following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of ncial Condition and Results of Operation" and our historical financial statements and the notes thereto included elsewhere :in. BDO Seidman LLP, independent registered public accounting firm, has audited our financial statements as of December

31, 2003, 2002, 2001 and 2000, and for the years then ended, from which our respective historical financial data for those years has been derived. Macias Gini & Company LLP independent registered public accounting firm, has audited our financial statements as of December 31, 2004 and for the year then ended, from which our respective historical financial data for that year has been derived.

Statement of Operations Data:

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Amounts in thousands, except share and per share data)				
Revenue	$ 3,530	$ 4,170	$ 3,535	$ 5,911	$ 7,567
Costs of revenue	904	1,371	1,680	2,613	1,044
Gross profit	2,626	2,799	1,855	3,298	6,523
Operating expenses:					
Selling and marketing	1,384	1,680	2,235	5,989	5,750
General and administrative	1,183	1,419	2,801	4,561	4,653
Research and development	1,501	1,515	2,831	4,134	4,060
Asset impairment loss	-	-	914	4,501	-
Restructuring charge	-	80	1,943	-	-
Total operating expenses	4,068	4,694	10,724	19,185	14,463
Loss from operations	(1,442)	(1,895)	(8,869)	(15,887)	(7,940)
Other income (expense)	15	8	77	410	(1,434)
Loss before provision for income taxes	(1,427)	(1,887)	(8,792)	(15,477)	(9,374)
Provision for income taxes	-	-	-	1	1
Net loss	$ (1,427)	$ (1,887)	$ (8,792)	$ (15,478)	$ (9,375)
Basic and diluted loss per common share	$ (0.07)	$ (0.11)	$ (0.50)	$ (0.97)	$ (0.65)
Weighted average common shares outstanding	21,307,966	16,607,328	17,465,099	16,007,763	14,396,435

Balance Sheet Data:

	As of December 31,				
	2004	2003	2002	2001	2000
	(Amounts in thousands)				
Working capital	$ (213)	$ 284	$ 668	$ 6,173	$ 12,879
Total assets	2,224	2,562	4,550	12,986	21,040
Total liabilities	1,858	1,715	1,820	1,660	1,983
Shareholders' equity	366	847	2,730	11,326	19,057

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Annual Report on Form 10-K.

Critical Accounting Policies. The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The Summary of Significant Accounting Policies appears in Part II, Item 8 – Financial Statements and Supplementary Data, of this Form 10-K, which describes the significant accounting polices and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, the impairment of intangible assets, contingencies and other special charges and taxes. Actual results could differ materially from these estimates. The following critical accounting licies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial atements.

venue Recognition

nerally, software license revenues are recognized when a non-cancelable license agreement has been signed and the customer knowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding oduct acceptance, the fees are fixed or determinable and collection is considered probable. Delivery is considered to have curred when title and risk of loss have been transferred to the customer, which generally occurs when the media containing the ensed programs is provided to a common carrier. In the case of electronic delivery, delivery occurs when the customer is given cess to the licensed programs. If collectibility is not considered probable, revenue is recognized when the fee is collected.

venue earned on software arrangements involving multiple elements is allocated to each element arrangement based on the ative fair values of the elements. If there is no evidence of the fair value for all the elements in a multiple element arrangement, revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. We recognize revenue m the sale of software licenses when all the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- Our price to the customer is fixed or determinable; and
- Collectibility is reasonably assured.

venues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair lues of the elements, such as licenses for software products, maintenance, consulting services or customer training. The termination of fair value is based on objective evidence. We limit our assessment of objective evidence for each element to either the ce charged when the same element is sold separately or the price established by management having the relevant authority to do so, an element not yet sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or re delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the delivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

owance for Doubtful Accounts

allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our torical experience, our estimates of the recoverability of amounts due us could be adversely affected.

pitalized Software Development Costs

ftware development costs incurred in the research and development of new products are expensed as incurred until technological sibility, in the form of a working model, has been established, at which time such costs are typically capitalized until the duct is available for general release to customers. Capitalized costs are amortized based on either estimated current and future enue for the product or straight-line amortization over the shorter of three years or the remaining estimated life of the product, ichever produces the higher expense for the period.

pairment of Intangible Assets

perform impairment tests on our intangible assets on an annual basis and between annual tests in certain circumstances. In ponse to changes in industry and market conditions, we may strategically realign our resources and consider restructuring, posing of, or otherwise exiting businesses, which could result in an impairment of intangible assets. During 2002 we recorded nificant write-downs to the value of our intangible assets as a result of the impairment tests performed. A significant sideration impacting the results of the impairment tests was the substantial delay in getting our most recently released ndows-based product upgrade, GO-Global for Windows, into marketable condition. The engineering delays we encountered ulted in a substantial decrease in our revenue in 2002, which ultimately caused us to consume almost all of our cash balances in day-to-day operations.

s Contingencies

are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the lihood of the loss or impairment of an asset or the incurrence of a liability as well as our ability to reasonably estimate the ount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has n incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. We regularly evaluate current rmation available to us to determine whether such accruals should be adjusted.

Stock Compensation
We apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretati thereof (hereinafter collectively referred to as APB 25) when accounting for our employee and directors stock options and employee stock purchase plans. In accordance with APB 25, we apply the intrinsic value method in accounting for employee stock options. Accordingly, we generally recognize no compensation expense with respect to stock-based awards to employees.

We have determined pro forma information regarding net income and earnings per share as if we had accounted for employee stock options under the fair value method as required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS 148 (hereinafter collectively referred to as SFAS 123). The fair value of these sto based awards to employees was estimated using the Black-Scholes option-pricing model. Had compensation cost for our stock optic plans and employee stock purchase plan been determined consistent with SFAS 123, our reported net loss and net loss common per share would have been changed to the amounts discussed elsewhere in this Form 10-K. See New Accounting Pronouncements, belo for further details on accounting for stock-based compensation.

Results of Operations

The first table that follows sets forth our income statement data for the years ended December 31, 2004 and 2003, respectively, and calculates the dollar change and percentage change from 2003 to 2004 in the respective line items. The second table that follows presents the same information for the years ended December 31, 2003 and 2002.

	Year Ended December 31,			
(Dollars in 000s)	2004	2003	Dollars Change	Percentage Change
Revenue	$ 3,530	$ 4,170	$ (640)	(15.3)%
Cost of revenue	904	1,371	(467)	(34.1)
Gross profit	2,626	2,799	(173)	(6.2)
Operating expenses:				
Selling and marketing	1,384	1,680	(296)	(17.6)
General and administrative	1,183	1,419	(236)	(16.6)
Research and development	1,501	1,515	(14)	(0.9)
Restructuring charges	-	80	(80)	(100.0)
Total operating expenses	4,068	4,694	(626)	(13.3)
Loss from operations	(1,442)	(1,895)	453	23.9
Other income (expense):				
Interest and other income	15	13	2	15.4
Interest and other expense	-	(5)	5	100.0
Total other income (expense)	15	8	7	87.5
Net loss	$ (1,427)	$ (1,887)	$ 460	24.4

	Year Ended December 31,			
(Dollars in 000s)	2003	2002	Dollars Change	Percentage Change
Revenue	$ 4,170	$ 3,535	$ 635	18.0
Cost of revenue	1,371	1,680	(309)	(18.4)
Gross profit	2,799	1,855	944	50.9
Operating expenses:				
Selling and marketing	1,680	2,235	(555)	(24.8)
General and administrative	1,419	2,801	(1,382)	(49.3)
Research and development	1,515	2,831	(1,316)	(46.5)
Asset impairment loss	-	914	(914)	(100.0)
Restructuring charges	80	1,943	(1,863)	(95.9)
Total operating expenses	4,694	10,724	(6,030)	(56.2)
Loss from operations	(1,895)	(8,869)	6,974	78.6

·iher income (expense):				
ıterest and other income	13	153	(140)	(91.5)
ıterest and other expense	(5)	(76)	71	(93.4)
otal other income (expense)	8	77	(69)	(89.6)
et loss	$ (1,887)	$ (8,792)	$ 6,905	78.5

evenue. Our revenue is primarily derived from product licensing fees and service fees from maintenance contracts. Other ›urces of revenue include private labeling fees and sales of software development kits. Private labeling fees are derived when we ›ntractually agree to allow a customer to brand our product with their name. We defer these fees upon contract signing and .cognize the revenue ratably over the initial term of the contract. Software development kits are tools that allow end users to :velop, interface and brand their own applications for use in conjunction with either our Windows or Unix/Linux products. urrently, we do not generate a significant amount of revenue from private labeling transactions, nor do we anticipate generating a gnificant amount of revenue from them or from the sale of software development kits during 2005.

he first table that follows summarizes product licensing fees for the years ended December 31, 2004 and 2003, respectively and :lculates the change in dollars and percentage from 2003 to 2004 in the respective line item. The second table that follows esents the same information for the years ended December 31, 2003 and 2002, respectively.

	Year Ended December 31,		Increase/(Decrease)	
oduct licensing fees	2004	2003	Dollars	Percentage
'indows	$ 1,361,600	$ 1,649,000	$ (287,400)	(17.4%)
nix/Linux	1,033,600	1,523,100	(489,500)	(32.1)
ɔtal	$ 2,395,200	$ 3,172,100	$ (777,000)	(24.5)
	2003	2002	Dollars	Percentage
'indows	$ 1,649,000	$ 1,394,200	$ 254,800	18.3%
ıix/Linux	1,523,100	1,547,800	(24,700)	(1.6)
›tal	$ 3,172,100	$ 2,942,000	$ 230,100	7.8

ıe majority of our product licensing fees has been realized from a limited number of customers. As such, product licensing fees venue has varied, sometimes substantially, from quarter to quarter and year to year. We expect our quarterly product licensing ɛs revenue to continue to vary during 2005.

.ıring 2004, one of our significant ISV customers informed us that they would begin selling our Windows-based products as an d-on to their software applications products, instead of bundling our products with theirs, as had been done previously. Sales to is customer declined by approximately $419,000 in 2004 from 2003, and were the primary contributing factor to our overall .cline in Windows product licensing fees. Partially offsetting this decrease was the recognition of approximately $188,000 of venue from a Windows product licensing sale that we had originally recorded as a deferred item during December of 2003 ɛause not all of the criteria for revenue recognition had been met. Once all the criteria were met, in early 2004, we recognized 's revenue.

›proximately $302,800 of the decrease in 2004 Unix/Linux product licensing fee revenue was due to a one-time sale to a vernmental end-user, which occurred during 2003. The majority of the remaining 2004 decrease was due to the aggregate riations in our other customers' sales orders.

ır customers' response to the release of the significantly upgraded version of our Windows product, GO-Global for Windows, ring the fourth quarter of 2002 was a significant contributing factor to the increase in 2003 of Windows product licensing fees ›m 2002.

ıring the fourth quarter of 2002, we entered into a significant one-time transaction with a customer that generated approximately 52,500 of Unix product licensing fee revenue. Net of this transaction, 2003 revenue from Unix product licensing fees increased approximately $527,800, or 53.0%, from 2002 levels. Approximately $300,000 of this increase came from one long-standing ıix ISV customer.

ıring 2004, we recognized approximately $1,015,000 of revenue from service fees, an increase of $184,100, or approximately .2% from the approximately $830,900 recognized during 2003. This increase has primarily resulted from continued increases in es of maintenance contracts to our Windows customers resulting from the release of GO-Global for Windows during the fourth ɜrter of 2002.

During 2004, we recognized approximately $119,600 of revenue from other items, a decrease of $47,700, or approximately 28.5%, from the approximately $167,300 recognized during 2003. The decrease was primarily due to a $150,000 decrease in distributor fee revenue, which was partially offset by $100,000 of revenue recognized from the sale of a software development kit. We had signed a $300,000 two-year distribution agreement with our distributor in Japan and had been ratably recognizing the distributor fee as revenue over the underlying initial two-year term, which expired on December 31, 2003. The sale of the software development kit was a one-time transaction and we do not currently anticipate selling another kit during 2005.

During 2003, we recognized approximately $830,900 of revenue from service fees, an increase of $388,700, or 87.9%, from the approximately $442,200 recognized during 2002. The increase was primarily attributable to an increased level of sales of maintenance contracts, which began when we introduced our GO-Global for Windows product during the fourth quarter of 2002. Additionally, we sold approximately $300,000 worth of maintenance contracts as part of the large Unix transaction that we entered into during the fourth quarter of 2002, (discussed above), that are being amortized over a three-year period. A negligible amount of service fees from this transaction was recognized as revenue during 2002 as compared with approximately $100,000, or one full-year's worth, during 2003.

During 2003, we recognized approximately $167,300 of revenue from other items, an increase of $16,500, or approximately 10.9%, from the approximately $150,800 recognized during 2002. The increase was primarily due to the recognition of private labeling revenue derived from two customers. If customers, typically ISVs, wish to brand our product with their name, we charge them a private labeling fee, which we recognize as revenue, ratably, over a three-year period.

We anticipate that many of our customers will enter into, and periodically renew, maintenance contracts to ensure continued product updates and support. Revenue from maintenance contracts was approximately 28.8%, 19.9% and 12.5% of revenue in 2004, 2003 and 2002, respectively. We expect revenue from maintenance contracts in 2005 to approximate 2004 levels.

Sales to our three largest customers for 2004 represented approximately 20.9%, 14.9% and 14.1%, respectively, of total revenue. These three customers' December 31, 2004 year-end accounts receivable balances represented approximately 30.9%, 2.9% and 0.0% of reported net accounts receivable. By March 16, 2005, we had collected the majority of these outstanding balances.

Sales to our three largest customers for 2003 represented approximately 27.4%, 18.4% and 9.2%, respectively, of total revenue. These three customers' December 31, 2003 year-end accounts receivable balances represented approximately 0.0%, 28.0%, and 44.1% of reported net accounts receivable. By March 18, 2004, we had collected the majority of these outstanding balances.

Cost of Revenue. Cost of revenue consists primarily of the amortization of acquired technology and the amortization of capitalized technology developed in-house. Also included in cost of revenue are the costs of servicing maintenance contracts. Research and development costs for new product development, after technological feasibility is established, are recorded as "capitalized software" on our balance sheet and subsequently amortized as cost of revenue over the shorter of three years or the remaining estimated life of the products.

The decreases in cost of revenues in 2004 from 2003 and in 2003 from 2002 were due primarily to certain elements of our acquired technology becoming fully amortized during 2003, additional elements becoming fully amortized during 2004 and the write-downs of the estimated remaining carrying values of our intangible assets that were recorded during the third quarter of 2002.

As more fully explained below under Asset Impairment Loss, during September 2002 we wrote down the historical cost of various components of our purchased technology assets as part of our periodic assessments of asset impairment. The amortization of our technology assets, as explained above, is recorded as a component of Cost of Revenue.

Based on our current product development plan and as a result of our intangible assets becoming fully amortized during 2004, we expect that our cost of revenue will be significantly lower in 2005 as compared with 2004. Cost of revenue was approximately 25.6%, 32.9% and 47.5% of total revenues for the years 2004, 2003 and 2002, respectively.

Sales and Marketing Expenses. Sales and marketing expenses primarily consist of salaries and related benefits, sales commissions, outside consultants, travel expenses, trade show related activities and promotional costs.

The decrease in sales and marketing expenses in 2004 from 2003 was primarily caused by decreased salaries, benefits and commissions ($240,600) and facilities allocations ($170,200), which were partially offset by an increase in outside consultants ($123,300). The reasons for these changes were as follows:

- The decrease in salaries, benefits and commissions was the result of terminating two people during late 2003 and two during 2004.
- The decrease in facilities allocation was the result of the 2003 terminations. All of the sales and marketing employees who had been sharing space with general and administrative employees at our corporate headquarters location were terminated during 2003. Accordingly, the allocation of overhead costs to sales and marketing ceased.
- The increase in outside consultants was a result of outsourcing marketing work upon the 2003 terminations.

: decrease in sales and marketing expenses in 2003 from 2002 was primarily caused by decreased human resources costs ;92,900), trade show activities and promotional costs ($134,300) and travel and entertainment ($62,600). Partially offsetting se decreases was an increase in outside consulting services ($115,800). The reasons for these changes were as follows:

- The decrease in human resources costs was the result of the restructurings made during 2002 and was reflected for a full year in 2003.
- The decrease in trade shows activities and promotional costs was part of our decision made in 2002 to cut these costs to a minimal level while using our remaining cash on strategic engineering initiatives.
- The decrease in travel and entertainment was due to the reductions in head count made in 2002 as well as prioritizing the engineering initiatives over sales and marketing activities.
- The increase in outside consulting services reflected the hiring of a marketing firm to assist with marketing efforts during 2003, once various elements of the engineering initiatives reached completion.

: expect that cumulative sales and marketing expenses in 2005 will approximate those incurred during 2004. Sales and rketing expenses were approximately 39.2 %, 40.3% and 63.2% of total revenues for the years 2004, 2003 and 2002, pectively.

neral and Administrative Expenses. General and administrative expenses primarily consist of salaries and related benefits, al and professional services, insurance, costs associated with being a publicly held company and bad debts expense.

neral and administrative expense decreased in 2004 from 2003 primarily because of decreased facilities allocations ($152,900) l decreased directors and officers insurance ($103,100). The reasons for these decreases were as follows:

- Our overhead structure was greatly reduced when we consummated a buy-out of our former lease for our corporate headquarters facilities at 400 Cochrane Circle, Morgan Hill, CA. This facility had been approximately 14,000 square feet. Since October 2003, we have maintained our corporate offices in approximately 1,000 square feet of space.
- Our directors and officers insurance expense was lower in 2004 than 2003 because we did not renew our policy upon its expiration in 2003.

: decrease in general and administrative expenses in 2003 from 2002 was primarily caused by decreased outside services 46,000), legal fees ($324,800), deferred compensation ($187,400), directors and officers insurance ($158,600), travel and ertainment ($141,000) and human resources costs ($173,100). The reasons for these decreases were as follows:

- We abandoned the merger talks we had conducted throughout 2002 with three related entities in the telecommunications industry, thus reducing our needs for general and administrative outside services during 2003. Also contributing to lower outside consulting fees during 2003 were lower fees charged by our Interim Chief Executive Officer.
- As a result of the abandonment of the merger talks, we also reduced the need for legal services.
- The decrease in deferred compensation expense was because the amounts previously deferred became fully amortized during 2002.
- In addition to our 2002 restructurings, we also aggressively reduced costs during 2002, including the costs of our directors and officers insurance. Upon its renewal for the 2002/2003 policy year, we reduced the policy's coverage by approximately 40% and then discontinued it entirely upon its expiration in June 2003.
- Travel and entertainment and human resource costs were lower in 2003 as a result of the reduction in headcount experienced as part of the restructurings that occurred in 2002.

: ending balance of our allowance for doubtful accounts as of December 31, 2004, 2003 and 2002, was $46,800, $46,800 and),300, respectively. Bad debts expense was $0, $16,300 and $31,600 for the years ended December 31, 2004, 2003 and 2002, ›ectively.

We anticipate that cumulative general and administrative expense in 2005 will exceed those incurred during 2004 primarily due to the costs we expect our newly initiated patent group to incur as they begin exploring viable means of commercially exploiting the NES patent portfolio. General and administrative expenses were approximately 33.5%, 34.0% and 79.2% of 2004, 2003 and 2002 total revenues, respectively.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related benefits paid to software engineers, payments to contract programmers, and facility expenses related to our remotely located engineering offices.

Research and development expense for 2004 approximated 2003 levels, as reported. Research and development expense for 2003 does not include approximately $149,100 of wages and related costs and $133,100 of outside consulting services related to software development costs that were capitalized during 2003. No such costs were capitalized during 2004.

The decrease in research and development expense in 2003 from 2002 was primarily caused by decreased human resources costs ($693,500), depreciation of fixed assets ($130,100), rent ($113,000), the allocation of corporate overheads ($78,000), outside consultants ($38,100) and an increase in customer service costs ($144,600). The reasons for these changes were as follows:

- Human resources costs were decreased as a result of the 2002 restructuring. We began 2002 with 28 research and development employees and ended the year with 15. No changes were made to research and development headcount during 2003.
- The decrease in depreciation expense was due to the timing of various assets reaching the end of their estimated useful lives, as well as an overall decrease in the asset base that resulted from the 2002 and 2001 restructuring charges.
- The decrease in rent was primarily due to the negotiated settlement of the lease on our former Bellevue, Washington engineering offices.
- The allocation of corporate overheads decreased as a result of the headcount reductions as well as the overall lowered cost structure resulting from the 2002 and 2001 restructurings.
- The reduction in outside consultants was primarily due to the non-renewal of an engineering consultant's contract as the requested work had been completed.
- Customer service costs consist primarily of wages and benefits paid to various engineers and are charged to cost of sales instead of being charged to research and development. More engineering time was spent providing customer service during 2003, as compared to 2002, consequently, more costs were charged to cost of sales than to research and development.

We believe that a significant level of investment for research and development is required to remain competitive. Accordingly, during 2005 we will continue working towards our goal of full maturity for our products through a combination of in-house and contracted research and development efforts. We anticipate that these efforts will include a combination of enhancing the functionality of our current product offerings and adding additional features to them. We expect research and development expenditures in 2005 to approximate 2004 levels. Research and development expense was approximately 42.5%, 36.3% and 80.1% of total revenues for the years 2004, 2003 and 2002, respectively.

Asset Impairment Loss. During 2002 we recorded an asset impairment charge of $914,000 against several of our intangible assets, primarily capitalized technology assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of an asset should be addressed, including the following:

- A significant decrease in the market value of an asset;
- A significant change in the extent or manner in which an asset is used;
- A significant adverse change in the business climate that could affect the value of an asset; and
- Current and historical operating or cash flow losses.

We believed that a review of our carrying values in 2002 to evaluate whether the value of any of our long-lived technology assets had been impaired was warranted, due to several factors, including:

- The challenges we faced in bringing our GO-Global for Windows and GO-Global:XP products to maturity;
- The continued pervasive weakness in the world-wide economy;
- How we were incorporating and planning to incorporate each element of the purchased technologies into our legacy technology;
- Our continued and historical operating and cash flow losses.

sed on studies of the various factors affecting asset impairment, as outlined above, the following asset impairment charges were termined to be necessary in order to reduce the carrying value of certain of these assets to our current estimate of the present lue of the expected future cash flows to be derived from these assets:

	Net Book Value Before Impairment	Impairment Write Down	Net Book Value After Impairment
Purchased Technology	$ 2,145,200	$ 775,100	$ 1,370,100
Capitalized Software	277,800	138,900	138,900
Totals	$ 2,423,000	$ 914,000	$ 1,509,000

e asset impairment charges were approximately 0.0%, 0.0% and 25.9% of total revenues for the years 2004, 2003 and 2002, pectively. We do not anticipate recording an asset impairment charge during 2005.

structuring charges. During 2002 we closed our Morgan Hill, California and Bellevue, Washington office locations as part of r strategic initiatives to reduce operating costs. In conjunction with these closures, we reduced headcount in all of our operating partments and wrote off the costs of leasehold improvements and other assets that were abandoned. A summary of the structuring charge recorded during 2002 is as follows:

tegory	Restructuring Charge	Cash Payments	Non-cash Charges	December 31, 2002 Ending Balance Restructuring Accrual
ar ended December 31, 2002:				
Employee severance	$ 831,000	$ (831,000)	$ -	$ -
Fixed assets abandonment	657,800	-	(657,800)	-
Minimum lease payments	443,800	(161,600)	-	282,200
Other	10,200	(10,200)	-	-
Totals	$ 1,942,800	$ (1,002,800)	$ (657,800)	$ 282,200

ring 2003 we negotiated settlements of the leases for our former offices in Bellevue, Washington and Morgan Hill, California, ich completed the restructuring activities that had been approved under Emerging Issues Task Force (EITF) 94-3, "Liability cognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a structuring)," during 2002 and had begun in 2002, as explained above. Additionally, we relocated our Morgan Hill, California fices from 400 Cochrane Circle to 105 Cochrane Circle and further disposed of certain assets that were no longer in service. To extent that the December 31, 2002 ending restructuring charge accrual balance was less than the costs incurred for these tivities, we recorded an additional restructuring charge during 2003. A summary of the restructuring charge recorded during 03 is as follows:

tegory	Additional Restructuring Charge	Cash Payments	Non-cash Charges	December 31, 2003 Ending Balance Restructuring Accrual
ar ended December 31, 2003:				
Opening accrual balance	$ -	$ -	$ -	$ 282,200
Fixed assets abandonment	42,200	-	(42,200)	-
Leases settlements - rent	36,800	(269,000)	-	(232,200)
Deposits forfeited	16,000	-	(56,000)	(40,000)
Commissions	12,000	(22,000)	-	(10,000)
Other (1)	(26,900)	-	26,900	-
Totals	$ 80,100	$ (291,000)	$ (71,300)	$ -

(1) Includes the write-off of deferred rent associated with the Morgan Hill lease and other miscellaneous items.

ring June 2003, we negotiated a buy out of the lease for our former engineering offices in Bellevue, Washington. The total buy out ce was approximately $184,000 and consisted of a lump-sum cash payment of $144,000, the forfeiture of an approximate $40,000 urity deposit and a $10,000 commission to the real estate broker who was involved in the transaction. It is estimated that the buy t saved approximately $355,800 over the contractually scheduled lease term.

During August 2003, we negotiated a buy out of the lease for our former corporate offices in Morgan Hill, California. The total buy out price was approximately $153,000 and consisted of a lump-sum cash payment of $125,000, the forfeiture of an approximate $16,000 security deposit and a $12,000 commission to the real estate broker who was involved in the transaction. It is estimated that buy out saved approximately $270,000 over the contractually scheduled lease term.

The net aggregate amount of the annual lease payments made under all of our leases in the years 2004, 2003 and 2002, excluding lease buyout payments, was approximately $95,700, $295,400 and $525,700, respectively.

Interest and Other Income. During 2004, 2003 and 2002, the primary component of interest and other income was interest income derived on excess cash. Our excess cash was held in relatively low-risk, highly liquid investments, such as U.S. Government obligations, bank and/or corporate obligations rated "A" or higher by independent rating agencies, such as Standard and Poors, or interest bearing money market accounts with minimum net assets greater than or equal to one billion U.S. dollars.

The increase in interest income in 2004 from 2003 was primarily due to interest income accrued on our note receivable ($3,000), which was partially offset by lower interest income on excess cash due to lower amounts of excess cash in 2004 as compared with 2003. The decrease in interest income in 2003 from 2002 was due to lower average cash and cash equivalents, and available-for-sale securities balances in 2003 as compared with 2002. Additionally, the decrease was reflective of a decrease in our portfolio's average yield rate, which reflected the market's response to the cuts and subsequent stabilization made in interest rates by the Federal Reserve during these time periods.

The lower cash and cash equivalents balance at year end 2004, as compared with year end 2003, is primarily due to the outflow of approximately $620,000 resulting from operating activities. As more fully explained under Liquidity and Capital Resources, we have been consuming cash in our operations and have seen our cash reserves continually decline for the past several years. Interest and other income was approximately 0.4%, 0.3% and 4.3% of total revenues for the years 2004, 2003 and 2002, respectively.

Interest and Other Expense. Interest and other expense has historically consisted primarily of the cost of accrued interest on bonds and other investments that we purchased with our excess cash. However we incurred no such interest and other expense during 2004 as all of our excess cash was maintained in a highly-liquid money market account and we purchased no bonds. The decrease in 2003 from 2002 was primarily due to our discontinuance of purchasing bonds with our excess cash.

Interest and other expense was approximately 0.0%, 0.1% and 2.2% of total revenues for the years 2004, 2003 and 2002, respectively.

Provision for Income Taxes. At December 31, 2004, we had approximately $41,464,000 in federal net operating loss carryforwards. The federal net operating loss carryforwards will expire at various times from 2007 through 2020, if not utilized. In addition, the Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available for use in any given period upon the occurrence of various events, including a significant change in ownership interests. In 1998, we experienced a "change of ownership" as defined by the provisions of the Tax Reform Act of 1986. As such, our utilization of our net operating loss carryforwards through 1998 will be limited to approximately $400,000 per year until such carryforwards are fully utilized or expire.

Liquidity and Capital Resources

We are continuing to operate the business on a cash basis by striving to bring our cash expenditures in line with our revenues. We are simultaneously looking at ways to improve or maintain our revenue stream. Additionally, we continue to review potential merger opportunities as they present themselves to us and at such time as a merger might make financial sense and add value for our shareholders, we will pursue that merger opportunity. We believe that improving or maintaining our current revenue stream, coupled with our cash on hand, including the cash raised in the 2005 private placement will sufficiently support our operations during 2005.

On January 29, 2004, we completed a private placement, which raised a total of $1,150,000 through the sale of 5,000,000 shares of common stock and five-year warrants to purchase 2,500,000 shares of common stock (the "2004 private placement"). Net proceeds of approximately $930,000, as well as other working capital items, were used to fund our operations during 2004.

On February 2, 2005, we completed a private placement, which raised a total of $4,000,000 (inclusive of a $665,000 credit as described below) through the sale of 148,148 shares of Series A preferred stock and five-year warrants to purchase 74,070 shares of Series B preferred stock (the "2005 private placement"). In a contemporaneous transaction, we acquired NES for 9,600,000 shares of common stock, the assumption of approximately $235,000 of NES' indebtedness and the reimbursement to AIGH Investment Partners, LLC ("AIGH"), an affiliate of a principal stockholder (Orin Hirschman), of $665,000 for its advance on our behalf of a like sum in ɔcember 2004 to settle certain third party litigation against NES. We reimbursed the advance through a partial credit against the price f our securities acquired by Mr. Hirschman in the 2005 private placement.

ır net proceeds from the 2005 private placement were approximately $2,000,000, after giving effect to:

- our issuance of a $665,000 partial credit against the price of our securities acquired by Mr. Hirschman in the 2005 private placement;
- our assumption of approximately $235,000 of NES' indebtedness;
- our payment of NES' legal fees and expenses of approximately $108,000;
- our payment of professional fees and expenses of approximately $692,000, which we incurred in the NES acquisition;
- our payment of Mr. Hirschman's legal fees and expenses of approximately $108,000;
- a fee paid to Griffin Securities Inc. in the amount of $50,000 in connection with the 2005 private placement; and
- our payment of professional fees and expenses of approximately $142,000, which we incurred in the 2005 private placement.

ursuant to the terms of an agreement with the purchasers of the securities in the 2005 private placement, we have agreed to prepare ıd file with the SEC a registration statement covering the resale of shares of our common stock underlying the Series A preferred ock and the Series B preferred stock. In addition, under the terms of an agreement entered into in connection with the NES ɔquisition, we agreed to register the shares of common stock issued in the NES acquisition.

ıring 2004 we consumed $863,000 of cash in our operating activities. This consumption of cash related primarily to our net loss f $1,427,500, which included non-cash charges, primarily depreciation and amortization of $664,700, interest accrued on our irectors' notes of $1,400 and an aggregate decrease in cash flow from our operating assets and liabilities of $98,800. We ɔnsumed $435,500 of cash in our investing activities, primarily resulting from a $350,000 increase in note receivable – related arty, a $59,200 increase in deferred acquisition costs, (both of which were related to our acquisition of NES), the purchase of pproximately $33,400 of fixed assets and a $7,100 reduction in other assets. We generated positive financing cash flows of 947,300. These cash flows primarily related to net proceeds from the 2004 private placement of $931,400, proceeds from the ercise of warrants issued as part of the 2004 private placement of $6,900 and the proceeds of sales of common stock to our nployees under the provisions of our employee stock purchase plan of $9,000.

ıring 2003 we consumed $710,800 of cash in our operating activities. This consumption of cash related primarily to our net loss f $1,886,600, which included non-cash charges, primarily depreciation and amortization of $1,248,400, the write-off of fixed ssets abandoned as part of our 2003 restructuring of $42,200, the loss on assets disposed in our normal operations of $4,300, hich were partially offset by a decrease in our provision for doubtful accounts of $3,500, and an aggregate decrease in cash flow om our operating assets and liabilities of $115,600. We consumed $225,700 of cash in our investing activities, resulting rimarily from the capitalization of software development costs of $282,200 and the purchase of fixed assets of $1,600, which ere partially offset by a $58,100 decrease in other assets. We generated positive financing cash flows of $2,800, resulting from ıe proceeds of the sale of common stock to our employees under the provisions of our employee stock purchase plan.

ash and cash equivalents

s of December 31, 2004, cash and cash equivalents were approximately $675,300 as compared with $1,025,500 at December 31, 003. The $350,200 decrease was primarily due to the cash consumed by our operations, partially offset by the net proceeds of the 004 private placement. We anticipate that our cash and cash equivalents as of December 31, 2004, and the net proceeds from the 005 private placement, together with revenue from operations will be sufficient to fund our anticipated expenses, inclusive of ıose that will be attributable to taking steps to realize the maximum value of the patents we acquired from NES, during the next velve months. However, due to the inherent uncertainties associated with predicting future operations, there can be no ssurances that these resources will be sufficient to fund our anticipated expenses during the next twelve months.

ccounts receivable, net

t December 31, 2004, we had approximately $518,900 in accounts receivable, net of allowances totaling $46,800. The net ɔcounts receivable were virtually the same as the approximately $521,000, net of the $46,800 allowance we reported at December 1, 2003. We did not write off any receivables during 2004. From time to time, we could maintain individually significant ɔcounts receivable balances from one or more of our significant customers. If the financial condition of any of these significant ıstomers should deteriorate, our operating results could be materially adversely affected.

Commitments and contingencies
On December 10, 2004 we entered into an agreement (the "Reimbursement Agreement") with AIGH pursuant to which we agreed to reimburse AIGH $665,000, as well as its legal fees and expenses, relating to its successful efforts to settle certain third party litigation against NES and certain affiliates of NES. The third party litigation was brought against NES by one of its creditors.

Our obligation to reimburse AIGH was contingent upon several conditions, including the consummation of the NES acquisition, the completion of the 2005 private placement, and our receipt of an assignment of the rights to NES' intellectual property, which were held by AIGH, and was to be satisfied within five business days of the occurrence of the contingencies. Since these events had not occurred as of December 31, 2004 we did not recognize a liability on our balance sheet for the Reimbursement Agreement. In January 2005, upon the consummation of these contingencies, we credited the $665,000 owed to AIGH against Mr. Hirschman's approximate $820,000 investment in the 2005 private placement.

We have no material capital expenditure commitments for the next twelve months. The following table discloses our contractual commitments for future periods, which consist entirely of leases for office space, as previously discussed and assumes that we will occupy all current leased facilities for the full term of the underlying leases:

Year ending December 31,	
2005	$ 62,600
2006 and thereafter	$ -

Rent expense aggregated approximately $95,700, $295,400 and $525,700 in fiscal 2004, 2003 and 2002, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. As of the effective date, we will be required to expense all awards granted, modified, cancelled or repurchased as well as the portion of prior awards for which requisite service has not yet been rendered, based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123 "Stock-Based Compensation." We will apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

Benefits of tax deductions in excess of recognized compensation cost are required by SFAS 123R to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net cash flows from operations and increase cash flows from financing in periods after adoption. The adoption of SFAS 123R will have an impact on our results of operations; however, we cannot currently estimate what the impact will be because, among other things, it will depend on the levels of share-based payments granted in the future. We are currently in the process of determining the effects on our financial position, results of operations and cash flows that will result from the adoption of SFAS 123R.

Risk Factors

The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us, or risks that we do not consider significant, may also impair our business. This document also contains forward-looking statements that involve risks and uncertainties, and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, they could have a severe negative impact on our financial results and stock price.

We Have A History Of Operating Losses And Expect These Losses To Continue, At Least For The Near Future.

We have experienced significant losses since we began operations. We expect to continue to incur losses at least for the near future. We incurred net losses of approximately $1,427,500, $1,886,600 and $8,792,500 for the years ended December 31, 2004, 2003 and 2002, respectively. Our expenses will increase as we begin our efforts to commercially exploit the patents we acquired in the NES acquisition; however, we cannot give assurance that revenues will increase sufficiently to exceed costs. We do not expect to be profitable in 2005. In future reporting periods, if revenues grow more slowly than anticipated, or if operating expenses exceed expectations, we may not become profitable. Even if we become profitable, we may be unable to sustain profitability.

If We Are Unable To Generate A Positive Cash Flow From Operations, Or Are Unsuccessful In Securing External Means of Financing, We May Not Be Able To Continue Our Operations.

'e have not been able to generate positive cash flow from our operations and have been financing our operations primarily from the sh raised when we called various warrants in 1999 and 2000, and from selling common and preferred stock in private placements. 'e believe that we have sufficient cash to meet our operating needs throughout 2005 and the first few reporting periods of 2006 with cash we raised in the 2005 private placement and the cash we had on hand as of December 31, 2004. However, if we were unable generate positive cash flow from our operations in future periods or were unable to raise external sources of financing, we might ed to discontinue our operations entirely.

We May Not Realize the Anticipated Benefits of Acquiring NES.

'e acquired NES in January 2005 with the anticipation that we would realize various benefits, including, among other things, pansion of our product offerings, enhancement of our current product line, ownership of 11 issued patents and another 43 patent plications in process. We may not fully realize some or all of these benefits and the acquisition may result in the diversion of anagement time and cash resources to the detriment of our core software business. Costs incurred and liabilities assumed in nnection with this acquisition could also have an adversely impact our future operating results.

Our Revenue Is Typically Generated From A Very Limited Number Of Significant Customers.

material portion of our revenue during any reporting period is typically generated from a very limited number of customers. onsequently, if any of these significant customers reduce their order level or fail to order during a reporting period, our revenue could materially adversely impacted.

everal of our significant customers are ISVs who have bundled our products with theirs to sell as web-enabled versions of their oducts. Other significant customers include distributors who sell our products directly. We do not control our significant customers. ome of our significant customers maintain inventories of our products for resale to smaller end-users. If they reduce their inventory of r products, our revenue and business could be materially adversely impacted.

If We Are Unable To Develop New Products And Enhancements To Our Existing Products, Our Business, Results Of Operations And Financial Condition Could Be Materially Adversely Impacted.

ur future success depends on our ability to continually enhance our current products and develop and introduce new products that our stomers choose to buy. If we are unable to satisfy our customers' demands and remain competitive with other products that could tisfy their needs by introducing new products and enhancements, our business, results of operations and financial condition could be aterially adversely impacted.

Our Stock Price Has Historically Been Volatile And You Could Lose The Value Of Your Investment.

ur stock price has historically been volatile; it has fluctuated significantly to date. The trading price of our stock is likely to ntinue to be highly volatile and subject to wide fluctuations. Your investment in our stock could lose value.

Our Operating Results In One Or More Future Periods Are Likely To Fluctuate Significantly And May Fail To Meet Or Exceed The Expectations Of Securities Analysts Or Investors.

ur operating results are likely to fluctuate significantly in the future on a quarterly and on an annual basis due to a number of ctors, many of which are outside our control. Factors that could cause our revenues to fluctuate include the following:

- The degree of success of our commercial exploitation of the NES patents;
- The degree of success of our recently introduced products;
- Variations in the timing of and shipments of our products;
- Variations in the size of orders by our customers;
- Increased competition;
- The proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (OEMs) and others;
- Changes in our pricing policies or those of our competitors;
- The financial stability of major customers;

- New product introductions or enhancements by us or by competitors;
- Delays in the introduction of products or product enhancements by us or by competitors;
- The degree of success of new products;
- Any changes in operating expenses; and
- General economic conditions and economic conditions specific to the software industry.

In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time royalty payments and license fees. Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected. Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income. Also, we may reduce prices or increase spending in response to competition or to pursue new market opportunities. Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely be affected.

We May Not Be Successful In Attracting And Retaining Key Management Or Other Personnel.

Our success and business strategy is also dependent in large part on our ability to attract and retain key management and other personnel. The loss of the services of one or more members of our management group and other key personnel, including our interim Chief Executive Officer, may have a material adverse effect on our business.

Our Failure To Adequately Protect Our Proprietary Rights May Adversely Affect Us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We cannot assure you that measures we have taken will be adequate to protect us from misappropriation or infringement of our intellectual property. Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our intellectual property rights as fully as do the laws of the United States. Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products. The infringement upon, or loss of any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

As regards our intention to exploit the portfolio of patents that we acquired from NES:

- Although we believe the NES patents to be strong, there can be no assurance that they will not be found invalid either in whol or in part if challenged.
- Invalidation of their broadest claims could result in very narrow claims that do not have the potential to produce meaningful license revenues.
- Many of the companies that we intend to seek licenses from are very large with significant financial resources. We currently lack the ability to initiate infringement litigation or to defend our patents against claims of invalidity if such litigation is heavily contested over an extended period of months or even years.
- We may not be able to engage attorneys that will work on our behalf on a contingent fee basis or that will pursue litigation until a resolution is achieved that is favorable to us. Such attorneys may seek to limit their exposure either by advocating licensing settlements that are not favorable to us or may abandon their efforts on our behalf.
- Because NES obtained no foreign patents or filed any foreign patent applications, infringing companies may seek to avoid our demand for licenses by moving the infringing activities offshore where US patents cannot be enforced.

We Face Risks Of Claims From Third Parties For Intellectual Property Infringement That Could Adversely Affect Our Business.

At any time, we may receive communications from third parties asserting that features or content of our products may infringe upon their intellectual property rights. Any such claims, with or without merit, and regardless of their outcome, may be time consuming and costly to defend. We may not have sufficient resources to defend such claims and they could divert management's attention and resources, cause product shipment delays or require us to enter into new royalty or licensing agreements. New royalty or licensing agreements may not be available on beneficial terms, and may not be available at all. If a successful infringement claim is brought against us and we fail to license the infringed or similar technology, our business could be materially adversely affected.

Our Business Significantly Benefits From Strategic Relationships And There Can Be No Assurance That Such Relationships Will Continue In The Future.

)ur business and strategy relies to a significant extent on our strategic relationships with other companies. There is no assurance ıat we will be able to maintain or develop any of these relationships or to replace them in the event any of these relationships are :rminated. In addition, any failure to renew or extend any licenses between any third party and us may adversely affect our usiness.

We Rely On Indirect Distribution Channels For Our Products And May Not Be Able To Retain Existing Reseller Relationships Or To Develop New Reseller Relationships.

)ur products primarily are sold through several distribution channels. An integral part of our strategy is to strengthen our elationships with resellers such as OEMs, systems integrators, value-added resellers, distributors and other vendors to encourage ıese parties to recommend or distribute our products and to add resellers both domestically and internationally. We currently ıvest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities. We cannot assure you ıat we will be able to attract and/or retain resellers to market our products effectively. Our inability to attract resellers and the loss f any current reseller relationships could have a material adverse effect on our business, results of operations and financial ondition. Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing upport to our products.

The Market In Which We Participate Is Highly Competitive And Has More Established Competitors.

he market we participate in is intensely competitive, rapidly evolving and subject to technological changes. We expect ompetition to increase as other companies introduce additional competitive products. In order to compete effectively, we must ontinually develop and market new and enhanced products and market those products at competitive prices. As markets for our roducts continue to develop, additional companies, including companies in the computer hardware, software and networking ndustries with significant market presence, may enter the markets in which we compete and further intensify competition. A umber of our current and potential competitors have longer operating histories, greater name recognition and significantly greater inancial, sales, technical, marketing and other resources than we do. We cannot assure you that our competitors will not develop nd market competitive products that will offer superior price or performance features or that new competitors will not enter our narkets and offer such products. We believe that we will need to invest increasing financial resources in research and levelopment to remain competitive in the future. Such financial resources may not be available to us at the time or times that we ıeed them, or upon terms acceptable to us. We cannot assure you that we will be able to establish and maintain a significant narket position in the face of our competition and our failure to do so would adversely affect our business.

TEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Ve are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes n interest rates and do not use derivative financial instruments. Substantially all of our revenue and capital spending is transacted n U.S. dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates vould result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to he U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or oreign currency sales price as competitors' products become more or less attractive.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

eport of Independent Registered Public Accounting Firm

o the Board of Directors and Shareholders of GraphOn Corporation

e have audited the accompanying consolidated balance sheet of GraphOn Corporation and subsidiary (the "Company") as of ecember 31, 2004 and the related statements of operations and comprehensive loss, shareholders' equity and cash flows for the year en ended. We have also audited the financial statement schedule listed in the Index at Item 8. These financial statements and hedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements nd schedule based on our audit.

e conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those andards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule re free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control ver financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit ocedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the ompany's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a st basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles sed and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. e believe that our audit provides a reasonable basis for our opinion.

n our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the consolidated nancial position of GraphOn Corporation and subsidiary as of December 31, 2004, and the consolidated results of its operations and s cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. lso, in our opinion, the related financial statement schedule presents fairly in all material respects the information set forth therein.

/ Macias Gini & Company LLP
lacias Gini & Company LLP
acramento, California
larch 29, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GraphOn Corporation

We have audited the accompanying consolidated balance sheet of GraphOn Corporation and Subsidiary (the Company) as of December 31, 2003 and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GraphOn Corporation and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and has absorbed significant cash in its operating activities. Further, the Company has limited alternative sources of financing available to fund any additional cash required for its operations or otherwise. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
San Jose, California
February 23, 2004

GraphOn Corporation
Consolidated Balance Sheets

	December 31, 2004		December 31, 2003
JRRENT ASSETS			
.sh and cash equivalents	$	675,300	$ 1,025,500
counts receivable, net of allowance for doubtful accounts f $46,800 and $46,800		518,900	521,100
paid expenses and other current assets		24,100	23,100
TAL CURRENT ASSETS		1,218,300	1,569,700
operty and equipment, net		75,400	144,800
chased technology, net		-	335,000
pitalized software, net		273,700	500,600
te Receivable – related party		350,000	-
ferred acquisition costs		269,700	-
her assets		37,300	11,900
TAL ASSETS	$	2,224,400	$ 2,562,000
ABILITIES AND SHAREHOLDERS' EQUITY			
JRRENT LIABILITIES			
counts payable	$	250,200	$ 52,300
crued liabilities		231,400	164,600
crued wages		260,100	306,200
ferred revenue		689,800	763,000
TAL CURRENT LIABILITIES		1,431,500	1,286,100
NG TERM LIABILITIES			
ferred revenue		426,600	429,000
TAL LIABILITIES		1,858,100	1,715,100
mmitments and contingencies (Note 13)			
IAREHOLDERS' EQUITY			
eferred stock, $0.01 par value, 5,000,000 shares ithorized, no shares issued and outstanding		-	-
mmon stock, $0.0001 par value, 45,000,000 shares ithorized, 21,716,765 and 16,618,459 shares sued and outstanding		2,200	1,700
dditional paid-in capital		46,930,700	45,985,300
tes receivable		(50,300)	(50,300)
cumulated other comprehensive loss		(400)	(1,400)
cumulated deficit		(46,515,900)	(45,088,400)
TAL SHAREHOLDERS' EQUITY		366,300	846,900
TAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,224,400	$ 2,562,000

See accompanying summary of significant accounting policies and notes to consolidated financial statements

GraphOn Corporation
Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,		
	2004	2003	2002
Revenue:			
Product licenses	$ 2,395,200	$ 3,172,100	$ 2,942,000
Service fees	1,015,000	830,900	442,200
Other	119,600	167,300	150,800
Total Revenue	3,529,800	4,170,300	3,535,000
Cost of Revenue:			
Product costs	572,100	1,017,300	1,470,200
Service costs	331,700	354,300	209,700
Total Cost of Revenue	903,800	1,371,600	1,679,900
Gross Profit	2,626,000	2,798,700	1,855,100
Operating Expenses			
Selling and marketing	1,383,700	1,679,800	2,235,100
General and administrative	1,183,600	1,419,100	2,801,000
Research and development	1,500,900	1,515,000	2,831,300
Asset impairment loss	-	-	914,000
Restructuring charges	-	80,100	1,942,800
Total Operating Expenses	4,068,200	4,694,000	10,724,200
Loss From Operations	(1,442,200)	(1,895,300)	(8,869,100)
Other Income (Expense)			
Interest and other income	14,700	13,000	152,500
Interest and other expense	-	(4,300)	(75,900)
Total Other Income (Expense)	14,700	8,700	76,600
Net Loss	(1,427,500)	(1,886,600)	(8,792,500)
Other Comprehensive Income (Loss), net of tax			
Unrealized holding loss on investment	-	-	(7,500)
Foreign currency translation adjustment	1,000	1,000	3,600
Comprehensive Loss	$ (1,426,500)	$ (1,885,600)	$ (8,796,400)
Basic and Diluted Loss per Common Share	$ (0.07)	$ (0.11)	$ (0.50)
Weighted Average Common Shares Outstanding	21,307,966	16,607,328	17,465,099

See accompanying summary of significant accounting policies and notes to consolidated financial statements

GraphOn Corporation
Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-in	Deferred	Notes	Accumulated Other Comprehensive	Accumulated	
	Shares	Amount	Capital	Compensation	Receivable	Income(Loss)	Deficit	Totals
lances, December 31, 2001	17,288,332	$ 1,700	$ 45,925,900	$ (193,800)	$ -	$1,500	$(34,409,300)	$11,326,000
uance of common stock due to exercise of options	200,000	200	50,000	-	(50,000)	-	-	200
ployee stock purchases	25,720	-	6,400	-	-	-	-	6,400
ncash redemption of common stock	(933,333)	(200)	200	-	-	-	-	-
nortization of deferred compensation	-	-	-	193,800	-	-	-	193,800
crued interest receivable	-	-	-	-	(300)	-	-	(300)
ange in market value of available-for-sale securities	-	-	-	-	-	(7,500)	-	(7,500)
reign currency translation	-	-	-	-	-	3,600	-	3,600
t Loss	-	-	-	-	-	-	(8,792,500)	(8,792,500)
lances, December 31, 2002	16,580,719	1,700	45,982,500	-	(50,300)	(2,400)	(43,201,800)	2,729,700
ployee stock purchases	37,740	-	2,800	-	-	-	-	2,800
reign currency translation	-	-	-	-	-	1,000	-	1,000
t Loss	-	-	-	-	-	-	(1,886,600)	(1,886,600)
lances, December 31, 2003	16,618,459	1,700	45,985,300	-	(50,300)	(1,400)	(45,088,400)	846,900
oceeds from private placement of common stock	5,000,000	500	1,149,500	-	-	-	-	1,150,000
sts of private placement of common stock	-	-	(218,600)	-	-	-	-	(218,600)
ployee stock purchases	37,638	-	9,000	-	-	-	-	9,000
crued interest receivable	-	-	(1,400)	-	-	-	-	(1,400)
uance of common stock due to exercise of warrants	30,000	-	6,900	-	-	-	-	6,900
stricted stock repurchase - certificate not surrendered	30,668	-	-	-	-	-	-	-
reign currency translation	-	-	-	-	-	1,000	-	1,000
t Loss	-	-	-	-	-	-	(1,427,500)	(1,427,500)
lances, December 31, 2004	21,716,765	$ 2,200	$ 46,930,700	$ -	$ (50,300)	$ (400)	$ (46,515,900)	$ 366,300

See accompanying summary of significant accounting policies and notes to consolidated financial statements

GraphOn Corporation
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2004	2003	2002
Cash Flows From Operating Activities:			
Net loss	$ (1,427,500)	$ (1,886,600)	$ (8,792,500)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	664,700	1,248,400	1,892,000
Non-cash restructuring charges	-	42,200	657,800
Asset impairment loss	-	-	914,000
Loss on disposal of fixed assets	-	4,300	400
Amortization of deferred compensation	-	-	193,800
Charges to provision for doubtful accounts	-	16,300	31,600
Reductions to provision for doubtful accounts	-	(19,800)	(331,300)
Accrued interest on directors notes receivables	(1,400)	-	-
Changes in operating assets and liabilities:			
Accounts receivable	2,200	(179,700)	582,200
Prepaid expenses and other assets	(1,000)	168,900	59,300
Accounts payable	18,400	(176,400)	(91,200)
Accrued liabilities	3,300	(366,700)	188,100
Accrued wages	(46,100)	42,400	(128,500)
Deferred revenue	(75,600)	395,900	218,300
Net cash used in operating activities:	(863,000)	(710,800)	(4,606,000)
Cash Flows From Investing Activities:			
Capitalization of software development costs	-	(282,200)	(298,500)
Capital expenditures	(33,400)	(1,600)	(82,900)
Other assets	7,100	58,100	1,600
Note receivable – related party	(350,000)	-	-
Deferred acquisition costs	(59,200)	-	-
Purchase of available-for-sale securities	-	-	(768,300)
Proceeds from sale of available-for-sale securities	-	-	3,776,300
Net cash provided by (used in) investing activities:	(435,500)	(225,700)	2,628,200
Cash Flows From Financing Activities:			
Employee stock purchases	9,000	2,800	6,400
Proceeds from exercise of warrants	6,900	-	-
Proceeds from private placement of common stock	1,150,000	-	-
Costs of private placement of common stock	(218,600)	-	-
Repayment of note payable	-	-	(26,600)
Net cash provided by (used in) financing activities:	947,300	2,800	(20,200)
Effect of exchange rate fluctuations on cash and cash equivalents	1,000	1,000	3,600
Net Decrease in Cash and Cash Equivalents	(350,200)	(932,700)	(1,994,400)
Cash and Cash Equivalents:			
Beginning of year	1,025,500	1,958,200	3,952,600
End of year	$ 675,300	$ 1,025,500	$ 1,958,200

See accompanying summary of significant accounting policies and notes to consolidated financial statements

:raphOn Corporation
ummary of Significant Accounting Policies

'he Company. GraphOn Corporation (the Company) was founded in May 1996 and is incorporated in the state of Delaware. The :ompany's headquarters are currently in Santa Cruz, California. The Company develops, markets, sells and supports business onnectivity software, including Unix, Linux and Windows server-based software, with an immediate focus on web-enabling pplications for use by Independent Software Vendors (ISVs), Application Service Providers (ASPs), corporate enterprises, overnmental and educational institutions, and others, primarily in the United States, Asia and Europe.

asis of Presentation and Use of Estimates. The consolidated financial statements include the accounts of the Company and its ibsidiaries (collectively, the "Company"), significant intercompany accounts and transactions are eliminated upon consolidation. i the Company's opinion, the consolidated financial statements presented herein include all necessary adjustments, consisting of nly normal recurring adjustments, except for the restructuring and asset impairment charges, as discussed below, to fairly state the :ompany's financial position, results of operations and cash flows for the periods indicated. The preparation of financial atements in conformity with accounting principles generally accepted in the United States requires management to make stimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and abilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. hese estimates include the allowance for doubtful accounts, the estimated lives of intangible assets, depreciation of fixed assets id accrued liabilities, among others. Actual results could differ materially from those estimates.

:ash and Cash Equivalents. The Company considers all highly liquid investments purchased with original maturities of three ionths or less to be cash equivalents.

larketable Securities. Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain ivestments in Debt and Equity Securities," securities are classified and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

roperty and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method /er the estimated useful lives of the respective assets, generally three to seven years. Amortization of leasehold improvements is :lculated using the straight-line method over the lesser of the lease term or useful lives of the respective assets, generally seven :ars.

urchased Technology. Purchased technology is amortized on a straight-line basis over the expected life of the related chnology or five years, whichever is less.

iipping and Handling. Shipping and handling costs are included in cost of revenue for all periods presented.

apitalized Software Costs. Under the criteria set forth in SFAS No. 86, "Accounting for the Cost of Computer Software to be 'ld, Leased or Otherwise Marketed," development costs incurred in the research and development of new software products are pensed as incurred until technological feasibility, in the form of a working model, has been established, at which time such costs e capitalized until the product is available for general release to customers. Capitalized costs are amortized to cost of sales based i either estimated current and future revenue for each product or straight-line amortization over the shorter of three years or the maining estimated life of the product, whichever produces the higher expense for the period.

:evenue. Software license revenues are recognized when a non-cancelable license agreement has been signed and the customer knowledges an unconditional obligation to pay, the software product has been delivered, there are no uncertainties surrounding oduct acceptance, the fees are fixed or determinable and collection is considered probable. Delivery is considered to have occurred nen title and risk of loss have been transferred to the customer, which generally occurs when the media containing the licensed ograms is provided to a common carrier. In the case of electronic delivery, delivery occurs when the customer is given access to the :ensed programs. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Revenue earned on software arrangements involving multiple elements is allocated to each element arrangement based on the relative fair values of the elements. If there is no evidence of the fair value for all the elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. The Company recognizes revenue from the sale of software licenses when all the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The price to the customer is fixed or determinable; and
- Collectibility is reasonably assured.

Revenues recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fa values of the elements, such as licenses for software products, maintenance, consulting services or customer training. The determination of fair value is based on objective evidence. The Company limits its assessment of objective evidence for each eleme to either the price charged when the same element is sold separately or the price established by management having the relevant authority to do so, for an element not yet sold separately. If evidence of fair value of all undelivered elements exists but evidence do not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the f value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

The Company recognizes revenue from service contracts ratably over the related contract period, which generally ranges from 1-5 years.

Segment information. The Company operates in one business segment.

Allowance for Doubtful Accounts. The allowance for doubtful accounts is based on assessments of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actu defaults are higher than historical experience, the allowance for doubtful accounts is increased.

Advertising Costs. The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 2004, 2003 and 2002, were approximately $3,000, $4,000 and $114,300, respectively. Advertising consists primarily of various printed material.

Income Taxes. Under SFAS No. 109, "Accounting for Income Taxes," deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and income tax bases of assets, liabilities and carryforwards using enacted tax rates. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. Realization is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in effect in future periods.

Fair Value of Financial Instruments. The Company used the following methods and assumptions in estimating the fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported on the balance sheet for cash and cash equivalents approximates fair value.

Notes receivable: The carrying amounts reported on the balance sheet for the note receivable – related party and the note receivable reflect the current principal balances remaining to be repaid to the Company. The estimated fair values are based on the Company's estimates of interest rates on similar instruments.

As of December 31, 2004 and 2003, the fair values of the Company's financial instruments approximate their historical carrying amounts.

Long-Lived Assets. Long-lived assets are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or whenever the Company has committed to a plan to dispose of the assets. Measurement of the impairment loss is based on the fair value of the assets. Generally, the Company determines fair value based on appraisals, current market value, comparable sales value, and undiscounted future cash flows as appropriate. Assets to be held and used affected by such impairment loss are depreciated or amortized at their new carrying amount over the remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization.

estructuring Charges. Charges related to the restructuring of the Company's operations are estimated, accrued and expensed in : period in which the Board of Directors has committed to and approved a restructuring plan. The restructuring accrual is duced in any period in which one or more of the planned restructuring activities occur. The restructuring accrual is adjusted for aterial differences between the actual cost of a restructuring activity and the estimated cost of the restructuring activity in the riod the actual cost becomes known. The Company followed Emerging Issues Task Force (EITF) 94-3, "Liability Recognition r Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a estructuring)" for restructuring plans entered into prior to January 1, 2003. The Company currently follows SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities," for restructuring plans entered into on, or after, January 1,)03.

ock-Based Incentive Programs. The Company accounts for its stock-based incentive programs using the intrinsic value ethod, as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and terpretations thereof (collectively APB 25). Accordingly, the Company records deferred compensation expense costs related to employee stock options when the market price of the underlying stock exceeds the exercise price of each option on the date of ant. The Company records and measures deferred compensation for stock options granted to non-employees, other than embers of the board, at their fair value. Deferred compensation is expensed on a straight-line basis over the vesting period of the lated stock option for options issued to employees. Deferred compensation is expensed on a straight-line basis over the shorter the vesting period of the related stock option or the contractual period of service for option grants to non-employees. The ompany did not grant any stock options at exercise prices below the fair market value of the Company's common stock on the ant date during the years ended December 31, 2004, 2003 and 2002.

s of December 31, 2004, the Company's deferred compensation balance was $0. The accompanying statement of operations flects stock-based compensation expense of $0, $0 and $193,800 for the years ended December 31, 2004, 2003 and 2002, spectively.

n alternative to the intrinsic value method of accounting for stock-based compensation is the fair value approach prescribed by AS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS 148 (hereinafter collectively referred to as AS 123). If the Company followed the fair value approach, the Company would be required to record deferred compensation sed on the fair value of the stock option at the date of grant. The fair value of the stock option must be computed using an tion-pricing model, such as the Black-Scholes option valuation method, at the date of grant. The deferred compensation lculated under the fair value method would then be amortized over the respective vesting period of the stock option. See New ccounting Pronouncements.

AS 123 requires the Company to provide pro forma information regarding net income (loss) and earnings (loss) per share as if mpensation cost for the stock option plan had been determined in accordance with the fair value-based method prescribed in AS 123 throughout the year. The Company estimated the fair value of stock options at the grant date by using the Black-holes option pricing-model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, spectively: dividend yield (all years) of 0; expected volatility (all years) of 60%; risk-free interest rate of 1.5%, 2.5% and 2.5%; d expected lives (approximately, for all years) of five years, for all plan options.

nder SFAS 123, the Company's pro forma net loss and the basic and diluted net loss per common share would have been justed to the pro forma amounts below.

	2004	2003	2002
:t loss:			
As reported	$ (1,427,500)	$ (1,886,600)	$ (8,792,500)
Add: stock-based compensation expense included in reported net loss, net of related tax effects:	-	-	-
Deduct: total stock-based compensation determined under fair value-based method for all accounts, net of related tax effects:	(191,700)	(265,300)	(1,531,400)
Pro forma	$ (1,619,200)	$ (2,151,900)	$ (10,323,900)

Basic and diluted loss per share						
As reported	$	(0.07)	$	(0.11)	$	(0.50)
Pro forma	$	(0.08)	$	(0.13)	$	(0.59)

Earnings Per Share of Common Stock. SFAS No. 128, "Earnings Per Share," provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants and redeemable convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities have been excluded from the computation, as their effect is antidilutive. For the years ended December 31, 2004, 2003 and 2002, 6,641,957, 2,104,483 and 2,584,307 shares, respectively, of common stock equivalents were excluded from the computation of diluted earnings per share since their effect would be antidilutive.

Comprehensive Income. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss of available-for-sale securities. The individual components of comprehensive income (loss) are reflected in the statements of shareholders' equity. As of December 31, 2004, 2003 and 2002, accumulated other comprehensive income (loss) was comprised of foreign currency translation gains and the cumulative change in the market value of the available-for-sale securities.

New Accounting Pronouncements. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. As of the effective date, the Company will be required to expense all awards granted, modified, cancelled or repurchased as well as the portion of prior awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123. The Company will apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.

Benefits of tax deductions in excess of recognized compensation cost are required by SFAS No. 123R to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net cash flows from operations and increase cash flows from financing in periods after adoption. The adoption of SFAS No. 123R will have an impact on the Company's results of operations, however management cannot currently estimate what the impact will be because, among other things, it will depend on the levels of share-based payments granted in the future. The Company is currently in the process of determining the effects on its financial position, results of operations and cash flows that will result from the adoption of SFAS No. 123R.

Reclassifications. Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Notes to Consolidated Financial Statements

1. Subsequent Events.

On February 2, 2005, the Company completed a private placement (the "2005 private placement"), which raised a total of $4,000,00[illegible] (inclusive of a $665,000 credit as described below) through the sale of 148,148 shares of Series A preferred stock and five-year warrants to purchase 74,070 shares of Series B preferred stock. In a contemporaneous transaction, the Company acquired Network Engineering Software, Inc. ("NES"), for 9,600,000 shares of common stock, the assumption of approximately $235,000 of NES' indebtedness and the reimbursement to AIGH Investment Partners, LLC ("AIGH"), an affiliate of a principal stockholder (Orin Hirschman), of $665,000 for its advance on the Company's behalf of a like sum in December 2004 to settle certain third party litigati[illegible] against NES. This reimbursement was effected by a partial credit against the price of the securities acquired by Mr. Hirschman in th[illegible] 2005 private placement.

Net proceeds from the 2005 private placement were approximately $2,000,000, after giving effect to:

- issuance of a $665,000 partial credit against the price of the Company's securities acquired by Mr. Hirschman in the 2005 private placement;
- assumption of approximately $235,000 of NES' indebtedness;
- payment of NES' legal fees and expenses of approximately $108,000;
- payment of professional fees and expenses of approximately $692,000, which were incurred in the NES acquisition;
- payment of Mr. Hirschman's legal fees and expenses of approximately $108,000;
- payment of a fee to Griffin Securities Inc. in the amount of $50,000 in connection with the 2005 private placement; and
- payment of professional fees and expenses of approximately $142,000, which were incurred in the 2005 private placement.

: Company expects such net proceeds along with revenues derived from operations and the cash and cash equivalents reported as of :ember 31, 2004 to fund anticipated expenses, inclusive of those that will be attributable to taking steps to realize the maximum ue of the patents acquired from NES, during the next 12 months.

: 52,039 shares of NES common stock collateralizing the note receivable-related party (See Note 5) were replaced by 3,260,391 res of the Company's common stock upon the completion of the NES acquisition.

der the terms of the 2005 private placement, upon the effectiveness of an amendment to the Company's Certificate of orporation to increase the authorized number of shares of Common Stock from, all shares of Series A Stock and Series B Stock uld automatically convert into shares of Common Stock at a rate of 100 shares of Common Stock for each share of Preferred ck, and all Warrants issued in the 2005 private placement would automatically become exercisable for shares of Common Stock rate of 100 shares of Common Stock for each share of Preferred Stock underlying such Warrants.

the special meeting of the Company's stockholders, held on March 29, 2005, the stockholders approved the amendment to the npany's Certificate of Incorporation to increase the authorized number of common shares from 45,000,000 to 195,000,000. isequently, an aggregate of 148,148 shares of Series A Stock were converted into 14,814,800 shares of common stock and iants to purchase an aggregate of 74,070 Series B Stock were converted into warrants to purchase an aggregate 7,407,000 res of common stock. In addition, the warrants issued pursuant to the finder's agreement discussed above, converted as ows: the warrants to purchase 14,815 shares of Series A Stock and the warrants to purchase 7,407 shares of Series B Stock verted into warrants to purchase 1,481,500 and 740,700 shares of common stock, respectively.

'roperty and Equipment.

perty and equipment consisted of the following:

December 31,	2004	2003
Equipment	$ 903,200	$ 875,000
Furniture and fixtures	236,700	231,500
Leasehold improvements	30,400	30,400
	1,170,300	1,136,900
Less: accumulated depreciation and amortization	1,094,900	992,100
	$ 75,400	$ 144,800

'urchased Technology.

:hased technology consisted of the following:

December 31,	2004	2003
Purchased technology	$ 1,370,100	$ 1,370,100
Less: accumulated amortization	1,370,100	1,035,100
	$ -	$ 335,000

4. Capitalized Software.

Capitalized software consisted of the following:

December 31,	2004	2003
Capitalized software development costs	$ 719,500	$ 719,500
Less: accumulated amortization	445,800	218,900
	$ 273,700	$ 500,600

5. Note Receivable – Related Party.

On October 6, 2004, the Company entered into a letter of intent to acquire NES (see Note 1). The Company contemporaneously lo $350,000 to Ralph Wesinger, NES' majority shareholder, to fund his purchase of all the NES common stock then owned by another person. The Company received Mr. Wesinger's 5-year promissory note, which bears interest at a rate of 3.62% per annum and whi was secured by his approximately 65% equity interest in NES, to evidence this loan. Mr. Wesinger also agreed that the Company would receive 25% of the gross proceeds of any sale or transfer of any of Mr. Wesinger's NES shares, which shall be applied in reduction of the then outstanding balance of his note, until the note is paid in full or becomes due, whichever occurs first. The Com has the option to accelerate the maturity date of this note upon the occurrence of certain events.

Upon completion of the Company's acquisition of NES (see Note 1), the 52,039 shares of NES common stock collateralizing the n receivable were replaced by 3,260,391 shares of the Company's common stock.

6. Deferred Acquisition Costs.

At December 31, 2004, the Company had deferred acquisition costs of $269,700. Deferred acquisition costs consisted of legal fees associated with the NES acquisition that were incurred between October 6, 2004, the date the Company entered into the letter of intent to acquire NES, and December 31, 2004. In conjunction with the closing of the NES acquisition (See Note 1), these costs were included in the acquisition costs and allocated to the fair values of the assets and liabilities acquired.

7. Accrued Liabilities.

Accrued liabilities consisted of the following:

December 31,	2004	2003
Professional fees	$ 212,200	$ 118,300
Accrued taxes	4,600	24,400
Other	14,600	22,900
	$ 231,400	$ 165,600

Accrued professional fees as of December 31, 2004 includes approximately $32,500 of deferred financing costs, related to the 2005 private placement, and approximately $31,000 of deferred acquisition costs, related to the NES acquisition (See Note 1). These amounts appear on the December 31, 2004 balance sheet as components of other assets and deferred acquisition costs, respectively.

8. Asset Impairment Charge.

During 2002 the Company recorded an impairment charge of $914,000 against several intangible assets, primarily capitalized technology assets. The review of long-lived assets for impairment occurs whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of an asset should be addressed include the following:

- A significant decrease in the market value of an asset;
- A significant change in the extent or manner in which an asset is used;
- A significant adverse change in the business climate that could affect the value of an asset; and
- Current and historical operating or cash flow losses.

: Company believed that a review of the current carrying values to evaluate whether the value of any of its long-lived ınology assets had been impaired was warranted, due to several factors, including:

- The challenges faced in bringing the GO-Global for Windows and Go-Global:XP products to maturity;
- The continued pervasive weakness in the world-wide economy;
- How the Company was incorporating and planning to incorporate each element of the purchased technologies into its legacy technology; and
- The Company's continued and historical operating and cash flow losses.

:ed on studies of the various factors affecting asset impairment, as outlined above, the following asset impairment charges were ·rmined to be necessary in order to reduce the carrying value of certain of these assets to the Company's current estimate of the ;ent value of the expected future cash flows to be derived from these assets:

	Net Book Value Before Impairment	Impairment Write Down	Net Book Value After Impairment
2002 Impairment			
Purchased Technology	$ 2,145,200	$ 775,100	$ 1,370,100
Capitalized Software	277,800	138,900	138,900
Totals	$ 2,423,000	$ 914,000	$ 1,509,000

: Company reassessed the carrying values of its intangible assets as of December 31, 2004 and 2003 and determined that no her impairment of those assets had occurred. The asset impairment charges were approximately 0.0%, 0.0% and 25.9% of l revenues for the years 2004, 2003 and 2002, respectively.

:estructuring Charge.

ing 2002 the Company closed its Morgan Hill, California and Bellevue Washington office locations as part of its strategic atives to reduce operating costs. In conjunction with these closures, headcount was reduced in all operating departments and costs of leasehold improvements and other assets that were abandoned were written off. A summary of the restructuring rges recorded during 2002 is as follows:

:gory	Restructuring Charge	Cash Payments	Non-cash Charges	December 31, 2002 Ending Balance Restructuring Accrual
r ended December 31, 2002:				
Employee severance	$ 831,000	$ (831,000)	$ -	$ -
Fixed assets abandonment	657,800	-	(657,800)	-
Minimum lease payments	443,800	(161,600)	-	282,200
Other	10,200	(10,200)	-	-
Totals	$ 1,942,800	$ (1,002,800)	$ (657,800)	$ 282,200

ing 2003 the Company negotiated settlements of the leases for its former offices in Bellevue, Washington and Morgan Hill, fornia, which completed the restructuring activities that had been approved under EITF 94-3 during 2002 and had begun in 2, as explained above. Additionally, the Company relocated its Morgan Hill, California offices from 400 Cochrane Circle to Cochrane Circle and further disposed of certain assets that were no longer in service. To the extent that the December 31, 2 ending restructuring charge accrual balance was less than the costs incurred for these activities, an additional restructuring ge was recorded during 2003. A summary of the restructuring charges recorded during 2003 is as follows:

:gory	Additional Restructuring Charge	Cash Payments	Non-cash Charges	December 31, 2003 Ending Balance Restructuring Accrual
r ended December 31, 2003:				
Opening accrual balance	$ -	$ -	$ -	$ 282,200
Fixed assets abandonment	42,200	-	(42,200)	-
Leases settlements - rent	36,800	(269,000)	-	(232,200)
Deposits forfeited	16,000	-	(56,000)	(40,000)

Commissions	12,000	(22,000)	-	(10,000)
Other (1)	(26,900)	-	26,900	-
Totals	$ 80,100	$ (291,000)	$ (71,300)	$ -

(1) Includes the write-off of deferred rent associated with the Morgan Hill lease and other miscellaneous items.

During June 2003, the Company negotiated a buy out of the lease for its former engineering offices in Bellevue, Washington. The t buy out price was approximately $184,000 and consisted of a lump-sum cash payment of $144,000, the forfeiture of an approximate $40,000 security deposit and a $10,000 commission to the real estate broker who was involved in the transaction. It is estimated th the buy out saved approximately $355,800 over what would have been the remainder of the lease term.

During August 2003, the Company negotiated a buy out of the lease for its former corporate offices in Morgan Hill, California. The total buy out price was approximately $153,000 and consisted of a lump-sum cash payment of $125,000, the forfeiture of an approximate $16,000 security deposit and a $12,000 commission to the real estate broker who was involved in the transaction. It is estimated that the buy out saved approximately $270,000 over what would have been the remainder of the lease term.

10. Stockholders' Equity.

Common Stock. During 2004 the Company issued 5,000,000 shares of common stock as part of a private placement that resulted in gross proceeds of $1,150,000, which were offset by costs associated with the private placement aggregating approximately $218,600. The Company issued 30,000 shares of common stock upon the exercise of warrants that had been issued in conjunction with the 2004 private placement, resulting in gross proceeds of $6,900.

During 2004, 2003 and 2002, the Company issued 37,638, 37,740 and 25,720 shares of common stock to employees in connection with the Employee Stock Purchase Plan, resulting in net cash proceeds of $9,000, $2,800 and $6,400, respectively.

The Company increased the number of its common shares outstanding during 2004 by 30,668 shares, related to restricted shares that had been repurchased for which the shareholder has not yet surrendered the stock certificate to the Company's transfer agent for cancellation. The Company believes the risk of these shares being traded is negligible as the share certificate carries a restrictive legend on its face and cannot be traded without prior consent of the Company's counsel. The Company believed that a more conservative accounting treatment should be afforded theses shares, after consultations with its transfer agent, and decided to add back these shares to its issued and outstanding totals.

During 2002 the Company issued 100,000 shares of common stock to each of two directors who exercised options granted under the Company's 1998 Stock Option/Stock Issuance Plan. Each of the two directors exercising the options issued a $25,000 promissory n to the Company to pay for the options. Each of the promissory notes is for a term of three years, due on or before March 5, 2005 an bears semi-annual interest at 2.67% per annum, which is equal to the applicable federal short-term interest rate in effect at the time t promissory notes were signed. In the event of default, the Company has full recourse to the assets of the directors and can take back 100,000 of the shares of common stock so issued. Accrued interest income recognized on the promissory notes was $1,400, $0 and $300 for 2004, 2003 and 2002, respectively. Each of these notes was repaid in full, plus accrued interest, to the Company, during March 2005.

During 2002 the Company accepted 933,333 shares of its common stock from Menta Software in full settlement of the then outstanding $1,400,000 due the Company from Menta Software under the terms of the June 2001 patented technology licensing agreement.

During 2002 the Company recognized $193,800 of deferred compensation expense related to options and warrants it had issued in previous years to various third parties in exchange for services provided. The following assumptions were used for pricing the options and warrants using the Black-Scholes option-pricing model: dividend yield of 0, expected volatility of 60%, risk-free interest rate of 5.25%, and expected life of one year.

Stock Purchase Warrants. As of December 31, 2004, the following common stock warrants were issued and outstanding:

Issued with respect to:	Shares subject to Warrant	Exercise Price	Expiration Date
Private placement	2,750,000	$ 0.33	01/09
Private placement	470,000	$ 0.23	01/09
Convertible notes	83,640	$ 1.79	01/06
Private placement	373,049	$ 1.79	01/06

96 Stock Option Plan. In May 1996 the Company's 1996 Stock Option Plan (the "96 Plan") was adopted by the board and proved by the stockholders. The 96 Plan is restricted to employees, including officers, and to non-employee directors. As of cember 31, 2004, the Company is authorized to issue up to 187,500 shares of its common stock in accordance with the terms of 96 Plan.

ıder the 96 Plan the exercise price of options granted is either at least equal to the fair market value of the Company's common ock on the date of the grant or, in the case when the grant is to a holder of more than 10% of the Company's common stock, at st 110% of the fair market value of the Company's common stock on the date of the grant. As of December 31, 2004, options to rchase 24,625 shares of common stock were outstanding, 538 options had been exercised and options to purchase 162,337 shares common stock remained available for further issuance under the 96 Plan.

98 Stock Option/Stock Issuance Plan. In June 1998 the Company's 1998 Stock Option/Stock Issuance Plan (the "98 Plan") s adopted by the board and approved by the stockholders. Pursuant to the terms on the 98 Plan, options or stock may be granted d issued, respectively, to officers and other employees, non-employee board members and independent consultants who render vices to the Company. As of December 31, 2004 the Company is authorized to issue up to 4,455,400 options or stock in cordance with the terms of the 98 Plan, as amended.

ıder the 98 Plan the exercise price of options granted is to be not less than 85% of the fair market value of the Company's nmon stock on the date of the grant. The purchase price of stock issued under the 98 Plan shall also not be less than 85% of the r market value of the Company's stock on the date of issuance or as a bonus for past services rendered to the Company. As of cember 31, 2004, options to purchase 2,940,643 shares of common stock were outstanding, 323,904 options had been exercised, 8,157 shares of common stock had been issued directly under the 98 Plan and 942,696 shares remained available for nt/issuance. The Company did not issue any direct shares under the 98 Plan in 2004, 2003 or 2002 and does not anticipate uing shares in 2005.

pplemental Stock Option Plan. In May 2000, the board approved a supplement (the "Supplemental Plan") to the 98 Plan. rsuant to the terms of the Supplemental Plan, options are restricted to employees who are neither Officers nor Directors at the nt date. As of December 31, 2004 the Company is authorized to issue up to 400,000 shares in accordance with the terms of the pplemental Plan.

der the Supplemental Plan the exercise price of options granted is to be not less than 85% of the fair market value of the mpany's common stock on the date of the grant or, in the case when the grant is to a holder of more than 10% of the Company's nmon stock, at least 110% of the fair market value of the Company's common stock on the date of the grant. As of December 2004, options to purchase 400,000 shares of common stock remained available for issuance under the Supplemental Plan.

ployee Stock Purchase Plan. In February 2000, the Employee Stock Purchase Plan (the "ESPP") was adopted by the board approved by the stockholders in June 2000. The ESPP provides for the purchase of shares of the Company's common stock by ible employees, including officers, at semi-annual intervals through payroll deductions. No participant may purchase more n $25,000 worth of common stock under the ESPP in one calendar year or more than 2,000 shares on any purchase date. chase rights may not be granted to an employee who immediately after the grant would own or hold options or other rights to chase stock and cumulatively possess 5% or more of the total combined voting power or value of common stock of the npany.

suant to the terms of the ESPP, shares of common stock are offered through a series of successive offering periods, each with a ximum duration of six months beginning on the first business day of February and August each year. The purchase price of the nmon stock purchased under the ESPP is equal to 85% of the lower of the fair market value of such shares on the start date of offering period or the fair market value of such shares on the last day of such offering period. As of December 31, 2004, the 'P is authorized to offer for sale to participating employees 300,000 shares of common stock, of which, 168,056 shares have n purchased and 131,944 are available for future purchase.

tion Exchange Programs. On January 26, 2004, 578,935 options were granted to employees who were not executive officers lirectors and who chose to participate in a voluntary stock option exchange program that closed on July 23, 2003. Employees ld choose to cancel any of their outstanding unexercised options to purchase Company common stock that had exercise prices ter than or equal to $0.50 in exchange for an equal number to be granted at a future date. All options so cancelled were sidered forfeited as of December 31, 2003, as reported elsewhere in this footnote.

May 14, 2004, the Company's Chief Executive Officer and Chairman of the Board and Chief Financial Officer voluntarily celled 260,000 and 380,000 outstanding unexercised options to purchase Company common stock in accordance with a voluntary stock option exchange program for the Company's executive officers and directors. Options that had exercise prices greater than or equal to $0.50 were eligible to be exchanged for an equal number to be granted at a future date. New options grants equal to the number cancelled were made on November 15, 2004.

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented in the following table:

	Options Outstanding					
	December 31, 2004		December 31, 2003		December 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning	2,104,483	$ 2.47	2,584,307	$ 3.05	2,541,200	$ 4.32
Granted	1,803,187	$ 0.45	207,500	$ 0.18	1,193,000	$ 0.17
Exercised	-	$ -	-	$ -	(200,000)	$ 0.25
Forfeited	(942,402)	$ 4.60	(687,324)	$ 3.95	(949,893)	$ 3.45
Ending	2,965,268	$ 0.56	2,104,483	$ 2.47	2,584,307	$ 3.05
Exercisable at year-end	2,965,268	$ 0.56	2,104,483	$ 2.47	2,584,307	$ 3.05
Weighted-average fair value of options granted during the period:		$ 0.56		$ 0.10		$ 0.09

The following table summarizes information about stock options outstanding as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$0.01 – 0.18	942,500	7.77 yrs.	$ 0.13	942,500	$ 0.13
$0.19 – 0.34	860,000	9.31 yrs.	$ 0.32	860,000	$ 0.32
$0.35 – 0.56	903,382	7.02 yrs.	$ 0.48	903,382	$ 0.48
$0.57 – 7.31	259,386	5.55 yrs.	$ 3.23	259,386	$ 3.23
	2,965,268		$ 0.56	2,965,268	$ 0.56

11. Income Taxes.

There is no provision for income taxes for any of the years ended December 31, 2004, 2003 or 2002. The following summarizes the differences between income tax expense and the amount computed applying the federal income tax rate of 34%:

December 31,	2004	2003	2002
Federal income tax at statutory rate	$ (485,200)	$ (641,400)	$ (2,989,400)
State income taxes, net of federal benefit	(83,300)	(97,100)	(556,200)
Tax benefit not currently recognizable	560,600	706,300	3,475,800
Research and development Credit	-	-	(100,000)
Other	7,900	32,200	30,200
Provision for income taxes	$ -	$ -	$ -

·ferred income taxes and benefits result from temporary timing differences in the recognition of certain expense and income .ms for tax and financial reporting purposes, as follows:

·cember 31,	2004	2003
·t operating loss carryforwards	$ 14,961,000	$ 15,402,700
x credit carryforwards	654,000	654,500
·pitalized software	(261,000)	(199,700)
·preciation and amortization	760,000	593,200
·serves not currently deductible	585,000	404,800
·ferred compensation	-	1,202,700
·tal deferred tax asset	16,700,000	18,058,200
·luation allowance	(16,700,000)	(18,058,200)
·t deferred tax asset	$ -	$ -

ıe Company has net operating loss carryforwards available to reduce future taxable income, if any, of approximately $41,464,000 d $14,795,000 for Federal and California income tax purposes, respectively. The benefits from these carryforwards expire at rious times from 2005 through 2022. As of December 31, 2004, the Company cannot determine that it is more likely than not ·t these carryforwards and other deferred tax assets will be realized, and accordingly, the Company has fully reserved for these ferred tax assets. The change in valuation allowance was $1,358,200, $(706,300) and $(3,475,000) for the years ended ·cember 31, 2004, 2003 and 2002, respectively.

1998 the Company experienced a "change of ownership" as defined by the provisions of the Tax Reform Act of 1986. As such, lization of the Company's net operating loss carryforwards through 1998 will be limited to approximately $400,000 per year til such carryforwards are fully utilized or expire.

Concentration of Credit Risk.

ıancial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash ıivalents, trade receivables and note receivable-related party. The Company places cash and cash equivalents with high quality ancial institutions and, by policy, limits the amount of credit exposure to any one financial institution. As of December 31,)4, the Company had approximately $575,300 of cash and cash equivalents with financial institutions, in excess of FDIC urance limits.

r the year ended December 31, 2004, sales to the Company's three largest customers accounted for approximately 20.9%, 14.9% 1 14.1% of total revenues, respectively, with related accounts receivable as of December 31, 2004 of $160,400, $15,000 and $0, pectively.

r the year ended December 31, 2003, sales to the Company's three largest customers accounted for approximately 27.4%, 18.4% 1 9.2% of total revenues, respectively, with related accounts receivable as of December 31, 2003 of $0, $145,900 and $230,000, pectively.

the year ended December 31, 2002, sales to the Company's three largest customers accounted for approximately 26.9%, 23.4% 1 12.5% of total revenues, respectively, with related accounts receivable as of December 31, 2002 of $0, $0 and $58,800, pectively.

: Company performs credit evaluations of customers' financial condition whenever necessary, and generally does not require h collateral or other security to support customer receivables.

proximately 52,039 shares of NES' common stock (See Note 5) collateralizes the note receivable-related party, which bears rest at 3.62% per annum and matures in 2009. The Company reviews the collectibility of the note on a regular basis.

Commitments and Contingencies.

:rating Leases. In October 2004, the Company renewed its operating lease for an approximate 3,300 square foot facility in w Hampshire. This lease is cancelable by the landlord or the Company upon 30-days written notice. Monthly rental payments this facility are approximately $5,300.

The Company currently occupies approximately 1,000 square feet of office space in Santa Cruz, California. The office space is rented pursuant to a one-year operating lease, which became effective August 1, 2004. Rent on the Santa Cruz facility is approximately $1,400 per month.

The Company has been occupying leased facilities in Rolling Hills Estates, California on a month-to-month basis since October 2002. Rent on this office is approximately $1,000 per month.

The Company has also been renting a small office in Berkshire, England, United Kingdom since December 2002. This operating lease runs through December 2005. Rent on this office, which can fluctuate depending on exchange rates, is approximately $400 per month.

Future minimum lease payments under all leases in effect as of December 31, 2004, assuming that neither the landlord nor the Company cancels the lease on the New Hampshire facility, are as follows:

Year	Payments
2005	$ 62,600
2006 and thereafter	$ -

Rent expense for the years ended December 31, 2004, 2003 and 2002 aggregated approximately $95,700, $295,400 and $525,700, respectively.

Commitments. On January 29, 2004, the Company completed a private placement of common stock and common stock purchase warrants in which Mr. Orin Hirschman purchased 3,043,478 shares of common stock and warrants to purchase 1,521,739 shares of common stock (representing in the aggregate 19.7% of the Company's outstanding shares of common stock as of March 18, 2004). A a condition of the sale, the Company entered into an Investment Advisory Agreement with Mr. Hirschman, pursuant to which it was agreed that in the event the Company completes a transaction with a third party introduced by Mr. Hirschman, the Company shall pay to Mr. Hirschman 5% of the value of that transaction. The agreement, as amended, expires on January 29, 2008.

Contingencies. Under its Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and certain agreements with officers and directors, the Company has agreed to indemnify its officers and directors for certain events or occurrenc arising as a result of the officer or director's serving in such capacity. Generally, the term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under thes indemnification agreements is unlimited as the Company does not currently have a directors and officers liability insurance policy th limits its exposure and enables it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2004.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, including contractors and customers and (ii) its agreements with investors. Under these provisions, the Company generally indemnifi and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activiti or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights, and often survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to mak under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minim Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2004.

The Company's software license agreements also generally include a performance guarantee that the Company's software products w substantially operate as described in the applicable program documentation for a period of 90 days after delivery. The Company also generally warrants that services that the Company performs will be provided in a manner consistent with reasonably applicable indus standards. To date, the Company has not incurred any material costs associated with these warranties.

14. Employee 401(k) Plan.

In December 1998, the Company adopted a 401(k) Plan (the Plan) to provide retirement benefits for employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Company may make discretionary/matching contributions. During 2004, 2003 and 2002, the Company contributed a total of $23,000, $27,200 and $52,400 to the Plan, respectively.

Supplemental Disclosure of Cash Flow Information.

: following is supplemental disclosure for the statements of cash flows.

ars Ended December 31,	2004	2003	2002
sh Paid:			
ome Taxes	$ -	$ -	$ -
:rest	$ -	$ -	$ 200

ring 2002, the Company accepted 933,333 shares of its common stock from Menta Software as full settlement of the standing $1,400,000 due the Company under the terms of the patent license agreement the Company entered into with Menta tware in May 2001.

ring 2004, the Company capitalized approximately $179,500 and $31,000 of deferred acquisition costs, related to the NES uisition, that were included in accounts payable and accrued liabilities, respectively, as of December 31, 2004. Additionally, ing 2004, the Company accrued approximately $32,500 of deferred financing costs, related to the 2005 private placement, as er assets, as of December 31, 2004.

Quarterly Information (Unaudited).

: summarized quarterly financial data presented below reflect all adjustments, which, except for the restructuring charge orded during the third quarter of fiscal 2003, in the opinion of management, are of a normal and recurring nature necessary to sent fairly the results of operations for the periods presented.

housands, except per share data.

ar ended :ember 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
:al revenues	$ 903	$ 677	$ 932	$ 1,018	$ 3,530
›ss profit	593	373	784	876	2,626
:rating income (loss)	(435)	(735)	(295)	23	(1,442)
: income (loss)	(431)	(732)	(293)	29	(1,427)
ome (loss) per common share:					
Basic	(0.03)	(0.03)	(0.01)	0.00	(0.07)
Diluted	na	na	na	0.00	na

ar ended :ember 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
al revenues	$ 1,044	$ 1,175	$ 1,086	$ 865	$ 4,170
›ss profit	720	832	773	474	2,799
:tructuring charge (Note 9)	-	-	(80)	-	(80)
:rating loss	(386)	(416)	(514)	(579)	(1,895)
: loss	(380)	(418)	(511)	(578)	(1,887)
:ic and diluted					
oss per common share	(0.02)	(0.03)	(0.03)	(0.03)	(0.11)

Report of Independent Registered Public Accounting Firm on Supplemental Schedule

To the Board of Directors and Shareholders of GraphOn Corporation

The audits referred to in our report dated February 23, 2004 (which report contains an explanatory paragraph regarding the ability of GraphOn Corporation and Subsidiary to continue as a going concern) relating to the consolidated financial statements of GraphOn Corporation and Subsidiary, which is contained in Item 8 of this Form 10-K, included the audit of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, the consolidated financial statement schedule as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
San Jose, California
February 23, 2004

:HEDULE II – VALUATION AND QUALIFYING ACCOUNTS

·scription		Balance At Beginning of period		Charged to costs and expenses		Deductions		Balance at end of period
lowance for Doubtful accounts:								
ɔ4	$	46,800	$	-	$	-	$	46,800
ɔ3	$	50,300	$	16,300	$	19,800	$	46,800
ɔ2	$	350,000	$	31,600	$	331,300	$	50,300

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have previously reported in our Current Report on Form 8-K, filed with the SEC on February 14, 2005, that we dismissed BDO Seidman, LLP as our independent auditor and had engaged the firm of Macias Gini and Company LLP as our independent auditor for the fiscal year ended December 31, 2004.

ITEM 9A. CONTROLS AND PROCEDURES

Our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There has not been any change in our internal control over financial reporting in connection with the evaluation required by Rule 13 15(d) under the Exchange Act that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonab likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

'EM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

xecutive Officers and Directors of the Registrant

Set forth below is information concerning each of our directors and executive officers as of March 18, 2005.

Name	Age	Position
Robert Dilworth	63	Chairman of the Board of Directors and Chief Executive Officer (Interim)
William Swain	64	Chief Financial Officer and Secretary
August P. Klein	68	Director
Michael Volker	56	Director
Gordon Watson	69	Director

›bert Dilworth has served as one of our directors since July 1998 and was appointed Chairman in December 1999. In January)02, Mr. Dilworth was appointed Interim Chief Executive Officer upon the termination, by mutual agreement, of our former ıief Executive Officer, Walter Keller. From 1987 to 1998 he served as the Chief Executive Officer and Chairman of the Board Metricom, Inc., a leading provider of wireless data communication and network solutions. Prior to joining Metricom, from '85 to 1988, Mr. Dilworth served as President of Zenith Data Systems Corporation, a microcomputer manufacturer. Earlier ›sitions included Chief Executive Officer and President of Morrow Designs, Chief Executive Officer of Ultramagnetics, Group arketing and Sales Director of Varian Associates Instruments Group, Director of Minicomputer Systems at Sperry Univac and ice President of Finance and Administration at Varian Data Machines. Mr. Dilworth is also a director of eOn Communications, :y Pipeline and Yummy Interactive. Mr. Dilworth previously served as director of Mobility Electronics and Get2Chip.com, Inc.

illiam Swain has served as our Chief Financial Officer and Secretary since March 2000. Mr. Swain was a consultant from ıgust 1998 until February 2000, working with entrepreneurs in the technology industry in connection with the start-up and ıancing of new business opportunities. Mr. Swain was Chief Financial Officer and Secretary of Metricom Inc., from January '88 until June 1997, during which time he was instrumental in private financings as well as Metricom's initial public offering and bsequent public financing activities. He continued as Senior Vice President of Administration with Metricom from June 1997 til July 1998. Prior to joining Metricom, Mr. Swain held senior financial positions with leading companies in the computer dustry, including Morrow Designs, Varian Associates and Univac. Mr. Swain holds a Bachelors degree in Business lministration from California State University of Los Angeles and is a Certified Public Accountant in the State of California.

ıgust P. Klein has served as one of our directors since August 1998. Mr. Klein has been, since 1995, the founder, Chief Executive 'ficer and Chairman of the Board of JSK Corporation. From 1989 to 1993, Mr. Klein was founder and Chief Executive Officer of ıiquest, Inc., an object-oriented application software company. From 1984 to 1988, Mr. Klein served as Chief Executive Officer of asscomp, Inc., a developer of high performance real time mission critical systems and Unix-based applications. Mr. Klein has served Group Vice President, Serial Printers at Data Products Corporation and President and Chief Executive Officer at Integral Data 'stems, a manufacturer of personal computer printers. From 1957 to 1982, he was General Manager of the Retail Distribution ısiness Unit and Director of Systems Marketing at IBM. Mr. Klein is a director of QuickSite Corporation and has served as a trustee the Computer Museum in Boston, Massachusetts since 1988. Mr. Klein holds a B.S. in Mathematics from St. Vincent College.

ichael Volker has served as one of our directors since July 2001. Mr. Volker has been, since 1996, Director of Simon Fraser ıiversity's Industry Liaison Office. From 1996 to 2001, Mr. Volker was Chairman of the Vancouver Enterprise Forum, a non-profit ganization dedicated to the development of British Columbia's technology enterprises. From 1987 to 1996, Mr. Volker was Chief ecutive Officer and Chairman of the Board of Directors of RDM Corporation, a publicly listed company. RDM is a developer of ecialized hardware and software products for both Internet electronic commerce and paper payment processing. From 1988 to 1992, r. Volker was Executive Director of BC Advanced Systems Institute, a hi-tech research institute. Since 1982, Mr. Volker had been tive in various early stage businesses as a founder, investor, director and officer. Mr. Volker, a registered professional engineer in the ovince of British Columbia, holds a Bachelor's and Master's degree from the University of Waterloo.

›rdon Watson has served as one of our directors since April 2002. In 1997, Mr. Watson founded Watson Consulting, LLC, a nsulting company for early stage technology companies, in 1997, and has served as its President since its inception. From 1996 to 97 he served as Western Regional Director, Lotus Consulting of Lotus Development Corporation. From 1988 to 1996, Mr. Watson ld various positions with Platinum Technology, Incorporated, most recently serving as Vice President Business Development, stributed Solutions. Earlier positions include Senior Vice President of Sales for Local Data, Incorporated, President, Troy Division, :ta Card Corporation, and Vice President and General Manager, Minicomputer Division, Computer Automation, Incorporated. Mr.

Watson also held various executive and director level positions with TRW, Incorporated, Varian Data Machines, and Computer Usa Company. Mr. Watson holds a Bachelors of Science degree in electrical engineering from the University of California at Los Angel and has taught at the University of California at Irvine. Mr. Watson is also a director of DPAC Technologies, PATH Communicatio and SoftwarePROSe, Inc.

Our Board of Directors has an audit committee consisting of three directors, all of whom are independent as defined by the listing standards of The Nasdaq Stock Market. The current members of the audit committee are August P. Klein (committee chairman), Michael Volker and Gordon Watson. Our Board of Directors has determined that Mr. Klein meets the SEC's definition of an audit committee financial expert.

Our Board of Directors has adopted a Code of Ethics applicable to all of our employees, including our chief executive officer, chief financial officer and controller. This code of ethics was filed as an exhibit to the annual report on Form 10-K for the year ended December 31, 2003.

All executive officers serve at the discretion of the Board of Directors.

Compliance With Section 16(a) of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, as well as those persons who own more tha 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. These persons are required by SEC rule to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms, or written representations from certain reporting persons that no such forms were required, we believe that during the year ended December 31, 2004, all filing requirements applicable to our officers, directors and greater than 10% owners of our common stock were complied with.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth information for the fiscal years ended December 31, 2004, 2003 an 2002 concerning compensation we paid to our Chief Executive Officer and our other executive officers whose total annual salary an bonus exceeded $100,000 for the year ended December 31, 2004.

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Restricted Stock Awards**	**Securities Underlying Options**	**LTIP Payouts**	**All Other Compensation**
Robert Dilworth	2004	$ 99,000	-	-	-	300,000 (2)	-	-
Chairman of the Board	2003	$ 129,000	-	-	-	40,000	-	-
Chief Executive Officer (Interim) (1)	2002	$ 256,000	-	-	-	100,000	-	-
William Swain	2004	$ 123,100	-	-	-	380,000 (2)	-	$ 2,000 (3)
Chief Financial Officer	2003	$ 96,200	-	-	-	40,000	-	$ 2,000 (3)
Secretary	2002	$ 147,700	-	-	-	-	-	$ 2,000 (3)

(1) Mr. Dilworth began as Chief Executive Officer (Interim) during January 2002. As interim Chief Executive Officer, Mr. Dilworth is compensated as a consultant and not an employee, consequently; he is eligible to receive compensation for his services as a director. Mr. Dilworth has elected, since assuming the interim Chief Executive Officer position, to forgo the cas compensation we pay all directors for their attendance at board and committee meetings as well as the quarterly retainer.

(2) During 2004, Mr. Dilworth and Mr. Swain voluntarily surrendered, on May 14, 2004, 260,000 and 380,000 out-of-the-money options, respectively, in conjunction with participation in a voluntary stock option exchange program. New option grants equ

to the number cancelled were made on November 15, 2004. All options granted to Mr. Dilworth during fiscal 2004 were granted in his capacity as one of our directors.

(3) Company contribution to the 401(k) Plan.

ption Grants in Last Fiscal Year. The following table shows the stock option grants made to the executive officers named in the ummary Compensation Table during the 2004 fiscal year:

Name	Number of Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees In Fiscal Year	Exercise Price (1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term 5%	10%
Robert Dilworth	300,000 (2)	22.2%	$ 0.34	11/14/14	$1,457,100	$1,910,800
William Swain	380,000 (2)	28.1%	$ 0.34	11/14/14	$1,845,700	$2,420,300

(1) Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the closing sales price reported on the Over-the-Counter Bulletin Board on the date of grant.

(2) During 2004, Mr. Dilworth and Mr. Swain voluntarily surrendered, on May 14, 2004, 260,000 and 380,000 out-of-the-money options, respectively, in conjunction with participation in a voluntary stock option exchange program. New option grants equal to the number cancelled were made on November 15, 2004. All options granted to Mr. Dilworth during fiscal 2004 were granted in his capacity as one of our directors.

scal Year-End Option Values. The following table shows information with respect to unexercised stock options held by the ecutive officers named in the Summary Compensation Table as of December 31, 2004. No options held by such individuals were ercised during 2004.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year-End (1) Exercisable	Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (2) Exercisable	Unexercisable
Robert Dilworth	440,000	-	$ 112,200	-
William Swain	420,000	-	$ 98,800	

(1) Options are generally immediately exercisable and vest in 33 equal monthly installments beginning three months after the date of grant. Shares issued upon the exercise of options are subject to our repurchase, which right lapses as the shares vest.

(2) The value of the in-the-money options was calculated as the difference between the exercise price of the options and $0.56, the fair market value of our common stock as of December 31, 2004, multiplied by the number of the in-the-money options outstanding.

ompensation of Directors. During the year ended December 31, 2004, directors who were not otherwise our employees were mpensated at the rate of $1,000 for attendance at each meeting of our board, $500 if their attendance is via telephone, $500 for endance at each meeting of a board committee, and a $1,500 quarterly retainer. Additionally, outside directors are granted stock tions periodically, typically on a yearly basis. In the aggregate, our outside directors received options to purchase 112,500 shares of r common stock during 2004 at an average exercise price of $0.56 per share.

Compensation Committee Interlocks and Insider Participation. During the year ended December 31, 2004, the Compensation Committee was comprised of Robert Dilworth, our Interim Chief Executive Officer and Chairman of the Board, and August Klein, a non-employee director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 30, 2005, with respect to the beneficial ownership of shares of our common stock held by: (i) each director; (ii) each person known by us to beneficially own 5% or more of our common stock; (iii) ea executive officer named in the summary compensation table; and (iv) all directors and executive officers as a group. Unless otherwi indicated, the address for each stockholder is c/o GraphOn Corporation, 3130 Winkle Avenue, Santa Cruz, California 95065.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class (%)
Robert Dilworth (3)	693,820	1.5
William Swain (4)	599,000	1.3
August P. Klein (5)	445,760	1.0
Michael Volker (6)	318,200	*
Gordon Watson (7)	280,000	*
Orin Hirschman (8) 6006 Berkeley Avenue Baltimore, MD 21209	9,120,417	18.5
Ralph Wesinger (9)	5,046,491	10.9
IDT Capital, Inc. (10) 520 Broad Street Newark, NJ 07102	5,555,500	11.6
Globis Capital Partners (11) 60 Broad Street, 38th Floor New York, NY 10004	3,821,278	8.2
All current executive officers and directors as a group (5 persons)(12)	2,336,780	4.8

* Denotes less than 1%.

(1) As used in this table, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to invest or dispose, or direct the investment or disposition, of a security. Except as otherwise indicated based on information provided by the named individuals, all persons named herein have sole voting power and investment power with respect to their respective shares of our common stock, except to the extent that authority is shared by spouses under applicable law, and record and beneficial ownership with respect to their respective shares of our common stock. With respect to each stockholder, any shares issuable upon exercise of options and warrants held by such stockholder that are currently exercisable or will become exercisable within 60 days of March 30, 2005 are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage ownership of our common stock is based on 46,147,047 shares of common stock outstanding as of March 30, 200 and reflects the effectiveness of the Certificate of Amendment that was approved by our shareholders at our Special Meeting of Shareholders on March 29, 2005. Upon the effectiveness of the Certificate of Amendment each share of our previously outstanding Series A preferred stock was automatically converted into 100 shares of our common stock and each warrant that was exercisable for shares of our Series A or Series B preferred stock was automatically converted into a warrant exercisable for that number of shares of our common stock equal to the number of shares of Series A or Series B preferred stock subject t the warrant multiplied by 100.

(3) Includes 640,000 shares of common stock issuable upon the exercise of outstanding options.

(4) Includes 580,000 shares of common stock issuable upon the exercise of outstanding options.

(5) Includes 295,000 shares of common stock issuable upon the exercise of outstanding options.

(6) Includes 260,000 shares of common stock issuable upon the exercise of outstanding options.

(7) Includes 280,000 shares of common stock issuable upon the exercise of outstanding options.

(8) Based on information contained in a Schedule 13D/A filed by Orin Hirschman on February 17, 2005. Includes 3,040,139 shares of common stock issuable upon the exercise of outstanding warrants. Mr. Hirschman is the managing member of AIGH Investment Partners, LLC (AIGH) and has sole voting and dispositive power with respect to 4,555,200 shares held by AIGH, which shares are included in Mr. Hirschman's beneficial ownership total.

(9) Based on information contained in a Schedule 13G filed by Mr. Wesinger on February 10, 2005. Includes 1,569,816 shares held in escrow pursuant to the terms of an escrow agreement (the "NES Escrow Agreement") entered into in connection with the acquisition by GraphOn of NES. For the duration of the escrow, Mr. Wesinger has the right to vote, but not to dispose of, such shares. Includes 83,333 shares of common stock issuable upon exercise of outstanding options.

(10) Based on information contained in a Schedule 13D filed by IDT Capital, Inc. on February 15, 2005. Includes 1,851,800 shares of common stock issuable upon the exercise of warrants. Howard S. Jonas exercises sole voting and dispositive power with respect to the listed shares.

(11) Based on information contained in a Schedule 13G filed by Paul Packer on February 10, 2004Includes 881,687 shares held by Mr. Paul Packer and 555,600 shares held by Globis Overseas Fund Ltd. (Globis Overseas). Includes 925,900 shares of common stock issuable upon the exercise of warrants. Mr. Packer is the Managing Member of Globis Capital Partners (Globis) and is the Managing Member of the general partner of the manager of Globis Overseas. Mr. Packer exercises sole voting and dispositive power with respect to the shares beneficially owned by Globis and Globis Overseas.

(12) Includes 2,055,000 shares of common stock issuable upon the exercise of outstanding options.

quity Compensation Plan Information. The following table sets forth information related to all of our equity compensation ans as of December 31, 2004; it does not give effect to 1,250,000 shares of common stock issuable under options granted in 2005 two individuals under plans approved by our board of directors during 2005:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
quity compensation plans proved by security lders:			
Stock option plans	2,965,268	$ 0.56	1,145,591
Employee stock purchase plan	(1)	(1)	(1)
quity compensation plans t approved by security lders:			
Stock option plan (2)	-	na	400,000
otal	2,965,268	$ 0.56	1,545,591

(1) Under terms of the employee stock purchase plan (ESPP), employees who participate in the plan are eligible to purchase shares of common stock. As of December 31, 2004, 168,056 shares had been purchased through the ESPP, at an average cost of $1.02 per share and 131,944 shares are available for future purchase.

(2) On April 30, 2000 our board approved a supplemental stock option plan. Participation in the supplemental plan is limited to those employees who are, at the time of the option grant, neither officers nor directors. The supplemental plan was initially authorized to issue options for up to 400,000 shares of common stock. The exercise price per share is subject to the following provisions:

- The exercise price per share shall not be less than 85% of the fair market value per share of common stock on the option grant date.
- If the person to whom the option is granted is a 10% shareholder, then the exercise price per share shall not be less than 110% of the fair market value per share of common stock on the option grant date.

All options granted are immediately exercisable by the optionee. The options vest, ratably, over a 33-month period, however no options vest until after three months from the date of the option grant. The exercise price is immediately due upon exercise of the option. The supplemental plan shall terminate no later than April 30, 2010.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 29, 2004, we issued and sold to certain individuals and entities in a private placement (the "2004 private placement") 5,000,000 shares of common stock and five-year warrants to acquire 2,500,000 shares of common stock at an exercise price of $0.33 per share. We derived net proceeds of approximately $931,400 from the 2004 private placement. We also issued to Griffin Securities Inc., as a placement agent fee in respect to the 2004 private placement, warrants to acquire 500,000 shares of common stock at an exercise price of $0.23 per share and warrants to acquire 250,000 shares of our common stock at an exercise price of $0.33 per share.

Orin Hirschman purchased 3,043,478 shares of common stock and warrants to acquire 1,521,739 shares of common stock in the 2004 private placement for approximately $700,000 in cash (representing in the aggregate 9.9% of our outstanding shares of common stock as of March 30, 2005). As a condition of the sale, we entered into an Investment Advisory Agreement, expiring on January 29, 2007, with Mr. Hirschman, which provides for our payment of 5% of the value of any business transaction that he introduces to us and whic we accept.

On October 6, 2004, we entered into a letter of intent to acquire NES. We contemporaneously loaned $350,000 to Ralph Wesinger, NES' majority shareholder, to fund his purchase of all the NES common stock then owned by another person. We received Mr. Wesinger's 5-year promissory note, which bears interest at a rate of 3.62% per annum and which was secured by his approximately 65% equity interest in NES, to evidence this loan. Mr. Wesinger also agreed that we would receive 25% of the gross proceeds of any sale or transfer of these shares, which shall be applied in reduction of the then outstanding balance of his note. We have the option to accelerate the maturity date of this note upon the occurrence of certain events.

On December 10, 2004 we entered into an agreement with AIGH Investment Partners, LLC ("AIGH"), an affiliate of Orin Hirschman to reimburse AIGH $665,000, as well as its legal fees and expenses, relating to its successful efforts to settle certain third party litigation against NES and certain of its affiliates.

On January 31, 2005, we completed our acquisition of NES in exchange for 9,600,000 shares of common stock, the assumption of approximately $235,000 of NES' indebtedness and the reimbursement to AIGH of $665,000 for its advance on our behalf of a like su in December 2004 to settle certain third party litigation against NES. This reimbursement was effected (as discussed below) by a parti credit against the purchase price of our securities acquired by Mr. Hirschman in the 2005 private placement. Of such 9,600,000 share 4,963,158 were issued to Mr. Wesinger, an aggregate 2,439,342 shares were issued to NES' other shareholders and an aggregate 2,197,500 shares to two of NES' remaining creditors. Immediately thereafter, 3,260,391 of the shares issued to Mr. Wesinger were substituted for the NES shares that he had previously pledged to us to secure repayment of his $350,000 note. In accordance with the terms of the acquisition, Mr. Wesinger became a non-executive employee of our company upon consummation of the acquisition.

On February 2, 2005, we issued and sold to certain individuals and entities in the 2005 private placement 148,148 shares of newly authorized Series A preferred stock at a price of $27.00 per share and five-year warrants to acquire 74,070 shares of newly authorized Series B preferred stock at an exercise price of $40.00 per share. We derived net proceeds of approximately $2,000,000 from the 2005 private placement.

Orin Hirschman purchased 30,368 shares of Series A preferred stock and warrants to acquire 15,184 shares of Series B preferred stock in the 2005 private placement for an aggregate purchase price of $820,000. We repaid the $665,000 we owed AIGH by crediting Mr. Hirschman's purchase price of our securities with a like sum. The balance of the purchase price ($155,000) was paid in cash. As an inducement to his participation in the 2005 private placement, we extended the expiration date of Mr. Hirschman's Investment Advisory Agreement to January 29, 2008. Pursuant to the agreement with AIGH as described above, we also paid Mr. Hirschman's legal fees and expenses of approximately $108,000.

On March 29, 2005, our shareholders approved an amendment to our certificate of incorporation increasing our authorized but unissue common stock from 45,000,000 to 195,000,000 shares. Upon the effectiveness of the certificate of amendment to our certificate of incorporation implementing this increase, each share of Series A preferred stock will automatically convert into 100 shares of our common stock and each warrant will automatically convert into a warrant to purchase that number of shares of common stock equal to the number of shares of preferred stock subject to the warrant multiplied by 100. As a result, upon the effectiveness of the certificate o amendment, all outstanding shares of Series A Preferred Stock (148,148 shares) were converted into 14,814,800 shares of our commo stock. In addition, upon the effectiveness of the certificate of amendment, all outstanding warrants to purchase shares of Series A preferred stock (14,815 shares) and Series B preferred stock (81,477 shares) were converted into five-year warrants to purchase

481,500 shares of our common stock at an exercise price of $0.27 per share and five-year warrants to purchase 8,147,700 shares of ır common stock at an exercise price of $0.40 per share, respectively.

'EM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

ı February 9, 2005, our Audit Committee dismissed BDO Seidman, LLP as our independent auditors. Fees for professional services ovided by BDO Seidman, LLP for the years ended December 31, 2004 and 2003 were as follows:

Category	2004	2003
Audit fees	$ 44,600	$ 104,100
Audit – related fees	-	-
Tax fees	15,800	17,000
Other fees	-	-
Totals	$ 60,400	$ 121,100

:cs for audit services include fees associated with our annual audit, the reviews of our quarterly reports on Form 10-Q, and sistance with and review of documents filed with the Securities and Exchange Commission (the "SEC"). Audit-related fees clude consultations regarding revenue recognition rules and interpretations as they related to the financial reporting of certain ınsactions. Tax fees included tax compliance and tax consultations. For 2004, BDO Seidman, LLP's audit fees consisted of fees sociated with the reviews of our quarterly reports on Form 10-Q and assistance with and review of documents filed with the :C. Their tax fees consisted of tax compliance and tax consultations. For 2003, their audit fees included fees associated with our)03 annual audit, the reviews of our quarterly reports on Form 10-Q, and assistance with and review of documents filed with the :C. Their tax fees consisted of tax compliance and tax consultations.

ı February 9, 2005, our Audit Committee engaged the firm of Macias Gini & Company LLP as our independent auditor for the :cal year ending December 31, 2004. Estimated fees, payable in 2005, for the audit of our 2004 financial statements and the eparation of our 2004 federal, state and local tax returns are $75,000 and $12,000, respectively. We had accrued these amounts of December 31, 2004.

ıe audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax services and other services :rformed by our independent auditor. The policy provides for pre-approval by the audit committee of specifically defined audit d non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the audit committee ust approve the permitted service before the independent auditor is engaged to perform it.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:
  (1) Financial statements filed as part of this report are listed on the "Index to Consolidated Financial Statements" at page 25 herein.
  (2) Financial Statement Schedules. The applicable financial statement schedules required under Regulation S-X have been included beginning on page 45 of this report, as follows:
    i. Report of Independent Registered Public Accounting Firm on Financial Statement Schedule: page 45
    ii. Schedule II – Valuation and Qualifying Accounts: page 46

(b) Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization dated as of December 3, 2004, between registrant and GraphOn NES Sub, LLC, a California limited liability company, GraphOn Via SUB III Inc., a Delaware corporation, Network Engineering Software, Inc., a California corporation and Ralph Wesinger (1)
3.1	Amended and Restated Certificate of Incorporation of Registrant (2)
3.2	Amended and Restated Bylaws of Registrant (3)
4.1	Form of certificate evidencing shares of common stock of Registrant (4)
4.2	Form of Warrant issued by Registrant on January 29, 2004 (5)
4.3	Form of Warrant issued by Registrant on February 2, 2005 (6)
4.4	Investors Rights Agreement, dated January 29, 2004, by and among Registrant and the investors named therein (5)
4.5	Investors Rights Agreement, dated February 2, 2005, by and among Registrant and the investors named therein (6)
10.1	1996 Stock Option Plan of Registrant (4)
10.2	1998 Stock Option/Stock Issuance Plan of Registrant (3)
10.3	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.4	Employee Stock Purchase Plan of Registrant (7)
10.5	Lease Agreement between Registrant and Central United Life Insurance, dated as of October 24, 2003 (5)
10.6	Financial Advisory Agreement, dated January 29, 2004, by and between Registrant and Orin Hirschman
10.7	Amendment to Financial Advisory Agreement, dated February 2, 2005, by and between Registrant and Orin Hirschman (6)
10.8	Reimbursement Agreement, dated December 10, 2004, by and between Registrant and AIGH Investment Partners LLC
10.9	Holder Agreement, dated January 31, 2005, by and between Registrant and the holders named therein (6)
10.10	Non-recourse Secured Promissory Note, dated October 6, 2004, by and between Registrant and Ralph Wesinger
10.11	Stock Pledge Agreement, dated October 6, 2004, by and between Registrant and Ralph Wesinger
10.12	Agreement, dated December 16, 2003, by and between Registrant and Griffin Securities, Inc.
16.1	Letter from BDO Seidman, LLP, dated February 10, 2005 regarding change in certifying accountant (8)
14.1	Code of Ethics (5)
23.1	Consent of BDO Seidman, LLP
23.2	Consent of Macias Gini and Company LLP
31.1	Rule 13a-14(a)/15d-14(a) Certifications
32.1	Section 1350 Certifications

(1) Incorporated by reference from Registrant's Current Report on Form 8-K, dated December 3, 2004, filed with the SEC on December 9, 2004
(2) Incorporated by reference from Registrant's Current Report on Form 8-K, dated January 28, 2005, filed with the SEC on February 3, 2005
(3) Incorporated by reference from Registrant's Form S-4, file number 333-76333.
(4) Incorporated by reference from Registrant's Form S-1, file number 333-11165.
(5) Incorporated by reference from Registrant's Annual Report on Form 10-K for the year ended December 31, 2003, dated March 30, 2003, filed with the SEC on March 30, 2003
(6) Incorporated by reference from Registrant's Current Report on Form 8-K, dated January 31, 2005, filed with the SEC on February 4, 2005
(7) Incorporated by reference from Registrant's Form S-8, file number 333-40174.

(8) Incorporated by reference from Registrant's Current Report on Form 8-K, dated February 9, 2005, filed with the SEC on February 14, 2005

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly sed this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHON CORPORATION

Date: April 15, 2005

By: /s/ William Swain
William Swain
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following sons on behalf of the registrant and in the capacities and on the dates indicated.

me	Title
Robert Dilworth bert Dilworth ril 15, 2005	Chairman of the Board and Interim Chief Executive Officer (Principal Executive Officer)
William Swain lliam Swain ril 15, 2005	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)
August P. Klein gust P. Klein ril 15, 2005	Director
Michael Volker chael Volker ril 15, 2005	Director
Gordon Watson rdon Watson ril 15, 2005	Director

(This page intentionally left blank)